Banco Santander Chile Management commentary As of June 30, 2026

INDEPENDENT PROFESSIONAL REVIEW REPORT Santiago, July 28, 2026 To the Shareholders and Directors Banco Santander-Chile Independent professional review report We have reviewed the accompanying “Management Commentary" financial report presentation for the six-month period ended June 30, 2026 of Banco Santander-Chile and subsidiaries, taken as a whole. In conjunction with this review, we have performed an interim review, in accordance with Generally Accepted Auditing Standards in Chile applicable to reviews of interim financial information, of the interim consolidated financial statements of Banco Santander-Chile and subsidiaries as of June 30, 2026 and for the six-month period then ended and the related notes to the interim consolidated financial statements. In our interim review report dated July 28, 2026, we expressed our unmodified conclusion on such interim consolidated financial statements. Management’s responsibility Management is responsible for the preparation and presentation of the “Management Commentary” of Banco Santander-Chile and subsidiaries in accordance with the rules and instructions of the Financial Market Commission (CMF), established in Chapter C-2 of the Compendium of Accounting Standards for Banks. Responsibility of the professional Our review was conducted in accordance with the Attestation Standards established by the Chilean Accountants’ Association. A review consists, mainly, in the application of analytical procedures, making inquiries with those persons responsible for financial and accounting matters. This review is significantly less in scope than that of an examination, the objective of which would be to express an opinion on the “Management Commentary”. Consequently, we do not express such an opinion.

Santiago, July 28, 2026 Banco Santander-Chile 2 The “Management Commentary” contains non-financial information, such as operational information, commercial information, sustainability indicators, macroeconomic projections and others. While this information may provide additional elements for the analysis of the financial condition and results of operations of Banco Santander-Chile and subsidiaries, our review does not extend to such information. The preparation and presentation of the “Management Commentary” of Banco Santander- Chile and subsidiaries as of June 30, 2026 requires the Management of Banco Santander-Chile and subsidiaries to interpret certain criteria, make determinations regarding the relevance of the information to be included and make estimates and assumptions that affect the information presented. The “Management Commentary" of Banco Santander-Chile and subsidiaries as of June 30, 2026 includes current and forward-looking information that estimates the future impact of transactions and events that have occurred or are expected to occur, estimates expected future sources of liquidity and financial resources, and estimates operational and macroeconomic trends, commitments and uncertainties. The results obtained in the future may differ significantly from the current assessment of this information presented by the Management of Banco Santander-Chile and subsidiaries since facts and circumstances frequently do not occur as expected. Our review has considered such information only to the extent that it has been used in the preparation and presentation of the financial information contained in the “Management Commentary” financial report and not for the purpose of expressing a conclusion on such information itself.

Santiago, July 28, 2026 Banco Santander-Chile 3 Conclusion Based on our review, we are not aware of any material modifications that would need to be made to the presentation of the “Management Commentary" of Banco Santander-Chile and subsidiaries so that such presentation: (i) is in accordance with the elements required by the rules and instructions of the Financial Market Commission (CMF); (ii) the historical financial amounts included in the presentation have been properly derived from the interim consolidated financial statements of Banco Santander-Chile and subsidiaries; and (iii) the underlying information, determinations, estimates and assumptions of Banco Santander-Chile and subsidiaries are consistent with the basis used for the preparation of the financial information contained in such presentation. Alejandro Acevedo L. RUT: 15.781.933-K

Important information Banco Santander Chile (“Santander”) cautions that this presentation may contain forward-looking statements and estimates within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements and estimates appear in various places throughout this presentation and include, among other things, comments regarding future business development and profitability. These forward-looking statements and estimates represent our current judgments about future business expectations, but certain risks, uncertainties, and other relevant factors may cause actual results to differ materially from those expected. These factors include: (1) market conditions, macroeconomic factors, regulatory and governmental guidelines; (2) movements in domestic and international stock markets, exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or goodwill of our customers, borrowers, or counterparties. Risk factors and other fundamental factors that we have discussed in our past reports or in future reports, including those filed with regulatory and supervisory bodies, including the U.S. Securities and Exchange Commission (the "SEC"), could materially affect our business and the performance and results described. Other unknown or unforeseeable factors could cause results to differ materially from those described in the forecasts and estimates. Note: This Management Commentary of Banco Santander-Chile and affiliates, for the period ended June 30, 2026, has been prepared in accordance with the requirements of IFRS Practice Statement 1 Management Commentary issued by the IASB. This document was approved by the Board of Directors at its meeting held on July 28, 2026. The information is presented under the accounting standards and instructions issued by the Chilean Financial Market Commission (CMF) for banks in Chile, which are similar to IFRS, but with some differences. Please refer to our 2025 Form 20-F filed with the SEC for an explanation of the main differences between the accounting standards and instructions issued by the CMF and IFRS. However, the consolidated financial statements are prepared based on accounting principles generally accepted in Chile. All figures presented are in nominal terms. Historical figures are not adjusted for inflation. Please note that this information, which is provided for comparative purposes only, may undergo further changes during the year and, therefore, the historical figures, including financial ratios, presented in this report may not be fully comparable with future figures presented by the Bank. Use of materiality The information contained in this report has been selected and presented in accordance with the principle of materiality, with the purpose of providing a clear and understandable view of the matters that Management considers most relevant for evaluating the Bank's performance, financial position, strategy, and outlook. In determining material matters, the nature and relevance of the information was considered within the context of the business model, strategic objectives, and economic decisions that the primary users of this report might make. This process involves evaluating aspects that significantly influence value creation, resource allocation, competitive position, and the Bank's ability to execute its strategy, allowing the disclosure to focus on those matters that contribute most significantly to a comprehensive understanding of the business and its evolution.

Contents Important information 2 Use of materiality 2 Section 1: Highlights 4 Section 2: Key Metrics 7 Section 3: Business environment 9 Section 4: Strategy 16 Section 5: Segment information 23 Section 6: Financial Performance 28 Section 7: Management Perspectives 42 Section 8: Risks 43 Section 9: Credit Risk Classifications 52 Section 10: Share Performance 53 Annex 1: Balance Sheet 54 Annex 2: Income statement YTD 55 Annex 3: Quarterly income statement 56 Annex 4: Key quarterly ratios and other relevant information 57 3

Section 1: Highlights Solid financial performance with a 31.5% ROAE1 in 2Q262 and a 40.0% increase in earnings for the quarter. In the second quarter of 2026, net income attributable to the Bank's owners totaled $383 billion ($2.00 per share and US$0.90 per ADR). Compared to the previous quarter (1Q26), net income attributable to the Bank's owners increased 40.0% QoQ3 and 40.4% compared to 2Q254, primarily due to higher net income from readjustments in a quarter characterized by higher inflation (2.5% vs. 0.3% in 1Q26 and 1.0% in 2Q25), in addition to lower loan loss provisions during the quarter. As a result, ROAE increased from 24.5% in 2Q25 and 23.0% in 1Q26 to 31.5% in 2Q26. As of June 30, 2026, net income attributable to the Bank's owners totaled $656 billion ($3.48 per share and US$1.51 per ADR). Compared to the same period of the previous year, net income increased by 19.2%, reaching a ROAE of 27.2% in 6M26 versus 25.1% in 6M255. This is mainly due to higher net interest income resulting from higher inflation in the readjustment income line, as the UF variation was 2.7% in 6M26 compared to 2.2% in 6M25. Higher results from financial transactions and lower operating expenses also contributed to this improvement. Furthermore, at the shareholders' meeting in April 2026, it was agreed to distribute 60% of the 2025 profits as dividends. This represents a dividend of $3.35 per share and a yield of 4.5%. The Bank maintains a solid CET1 ratio6 of 11.1% with a BIS ratio7 of 16.6% as of June 2026. Net interest and inflation-linked income increased 26.9% QoQ with a NIM8 of 4.7% in 2Q26. In 2Q26, total net interest and inflation-linked income increased by 26.9% compared to 1Q26, primarily due to a strong 441.2% increase in inflation-linked income in 2Q26. This was driven by the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account) inflation rate, which rose from 0.3% in 1Q26 to 2.5% in 2Q26, due to the inflationary shock from oil prices. As a result, the NIM for the quarter increased from 3.8% in 1Q26 to 4.7% in 2Q26. Net interest and inflation-linked income YTD to June 30, 2026, increased 7.4% YoY9, with net interest income growing 5.4% and net readjustment income growing 17.7%. As a result, the net interest margin (NIM) increased from 4.1% in 6M25 to 4.3% in 6M26. 4 1Net profit attributable to owners of the Bank annualized divided by the average equity attributable to equity holders. 2Second quarter of 2026. 3Quarter versus quarter. 4Second quarter of 2025. 5The six months ending on June 30, 2025. 6Common Equity Tier 1 under Chilean regulation. 7Basel ratio (Tier 1 + Tier 2) under Chilean regulation. 8NIM: Net interest margin. Annualized cumulative net interest and inflation-linked income divided by the average of interest-bearing assets. 9 Year-on-year.

Total deposits grew 4.5% in the quarter. In the quarter, total deposits increased 4.5% QoQ, with time deposits growing 7.0% QoQ and demand deposits increasing 1.4% QoQ, related to our customers' increased liquidity in recent months. Mutual funds, meanwhile, grew 3.1% QoQ. Overall, customer funds grew 4.0% QoQ. Compared to December 31, 2025, our clients' funds grew by 7.1%. Total bank deposits increased by 6.0%, driven by an 11.8% increase in time deposits. Furthermore, there is a noticeable increase in client interest in mutual funds, which have grown by 9.5% since June 30, 2025. Total loans grow 1.3% QoQ, driven by commercial and mortgage loans Total loans at amortized cost increased 1.2% YoY compared to December 31, 2025, and 1.3% QoQ, reflecting growth in commercial, mortgage, and auto loans during the quarter. This was partially offset by lower growth in credit cards and consumer installment loans. This quarter we began to see an incipient improvement in growth in commercial loans increasing by 1.5% since December 31, 2025, and 1.3% QoQ. This trend is explained, firstly, by the impact of the Chilean peso's appreciation against the US dollar since December 2025, and by greater demand for foreign trade loans in recent months. Secondly, it reflects a slight improvement in the growth of non-foreign trade loans. Mortgage lending increased by 1.4% since December 31, 2025, and by 2.0% QoQ, due to a better origination dynamic and higher inflation in the quarter. Additionally, with an improved economic environment and new measures to encourage home purchases, we expect a gradual recovery in mortgage demand in the coming periods. Best in Class in Efficiency10 with 30.8% in 2Q26. The Bank's efficiency ratio reached 30.8% in the quarter, an improvement over the 32.5% recorded in 1Q26. This improvement was driven by higher net readjustment income due to higher inflation during the quarter and lower credit risk expenses, coupled with effective cost control. For the first six months of 2026, the efficiency ratio reached 31.6%, an improvement on the 35.3% registered in 6M25. Customer base expansion continues, with total customers increasing 6.9% YoY. The strategy of strengthening digital products has led to continued growth in our customer base, reaching over 4.8 million customers, of which 2.7 million are active. The Bank's market share in current accounts remained 5 10Operating expenses including impairment and other operating expenses/ margin+commissions+ financial transactions and other net operating income.

strong, reaching 20.8% as of May 2026. Furthermore, increased use of digital platforms continued to drive fee income, with YoY growth of 10% in mutual fund brokerage and 26.6% in insurance brokerage. As a result, the recurrence ratio (total net fees divided by structural support expenses) increased from 61.9% YTD11 to June 2025 to 64.1% YTD to June 2026, demonstrating that almost two-thirds of the Bank's expenses are funded by customer-generated fees. 6 11 Year to date

Section 2: Key Metrics

The Bank's Senior Management uses the following metrics as part of its comprehensive performance management and monitoring framework to continuously evaluate business performance, the institution's financial strength, and the achievement of defined strategic objectives. These metrics encompass financial, commercial, operational, and risk indicators, providing a comprehensive view of the Bank's performance and facilitating timely decision-making. Furthermore, their regular monitoring helps identify trends, growth opportunities, and potential deviations from established goals, thereby strengthening the organization's ability to generate sustainable value for its clients, shareholders, and other stakeholders.

Prior periods for these metrics and some additional indicators can be found in Annex 4.

Key indicators (Non-accounting financial information)

Profitability and efficiency	**Jun-26**	**Jun-25**	**bp variation**
Net Interest Margin (NIM) (1)	4.3%	4.1%	20
Recurrence (2)	64.1%	61.9%	220
Efficiency ratio (3)	31.6%	35.3%	(370)
Return on average equity (4)	27.2%	25.1%	210
Return on average assets (5)	1.9%	1.6%	30
Return on risk-weighted assets (RWA) (6)	3.0%	2.7%	30
Asset quality ratios (%)	**Jun-26**	**Jun-25**	**bp variation**
NPL ratio (7)	3.4%	3.0%	40
Coverage of NPLs ratio (8)	107.6%	120.5%	(1,290)
Cost of credit (9)	1.38%	1.39%	(1)
Capital indicators	**Jun-26**	**Dec-25**	**Variation**
Risk-weighted assets	43,812,321	41,715,467	5.0%
Common Equity	4,868,882	4,601,923	5.8%
Regulatory capital	7,279,307	7,047,322	3.3%
Core capital ratio (10)	11.1%	11.0%	10
Tier I Ratio (11)	12.6%	12.5%	10
Tier II Ratio (12)	4.0%	4.4%	(40)
BIS ratio (13)	16.6%	16.9%	(30)
Customers and service channels (#)	**Jun-26**	**Jun-25**	**% change**
Total customers	4,825,551	4,514,552	6.9%
Active customers	2,693,108	2,657,319	1.3%
Loyal customers (14)	1,348,309	1,350,317	(0.1%)
Digital customers (15)	2,253,290	2,299,287	(2.0%)
Branches	224	231	(3.0%)
Employees	8,315	8,660	(4.0%)

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Market capitalization (cumulative)	Jun-26	Jun-25	% change
Net income per share ($)	3.48	2.92	19.2%
Net income per ADR (US$)	1.51	1.25	20.8%
Share price ($/per share)	75.5	58.2	29.7%
ADR Price (US$ per ADR)	32.9	24.6	33.7%
Market capitalization (US$mn)	15,397	11,773	30.8%
Number of shares (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471	471	—%

1. NIM= Net interest and inflation-linked income and annualized divided by interest-earning assets.
2. Recurrence: net commissions divided by structural operating expenses (excluding other operating expenses)
3. Efficiency ratio: operating expenses including impairment and other operating expenses divided by operating income.
4. Net income attributable to owners of the Bank, YTD and annualized, divided by the annual average of equity attributable to equity holders.
5. Net income attributable to owners of the Bank, YTD and annualized, divided by the average annual total assets.
6. Net income attributable to owners of the Bank annualized divided by risk-weighted assets.
7. Principal + future interest on all loans with a maturity of 90 days or more divided by the total loans.
8. Total loan loss provisions divided by principal + future interest on all loans 90 days or more past due. Adjusted to include additional provisions mandated by the regulator, set aside totaling $185 billion in June 2025, $185 billion in December 2025, and $162 billion in June 2026.
9. Annualized provision expense divided by average total loans.
10. Core capital divided by risk-weighted assets, according to the CMF's BIS III definitions.
11. Tier I capital divided by risk-weighted assets, according to the CMF's BIS III definitions.
12. Tier II capital divided by risk-weighted assets, according to the CMF's BIS III definitions.
13. Regulatory capital divided by risk-weighted assets, according to the CMF's BIS III definitions.
14. Individuals with four or more products with a minimal level of profitability and usage. Companies with minimal profitability and product usage.
15. Customers who use our digital channels at least once a month.

Financial Information

Balance sheet (Ch$ million)	Jun-26	Dec-25	% Variation
Total assets	70,323,331	68,094,956	3.3%
Total gross loans (1)	41,426,628	40,932,880	1.2%
Demand deposits	13,943,771	14,075,590	(0.9%)
Time deposits	18,447,020	16,493,783	11.8%
Total shareholders' equity	4,974,214	4,719,698	5.4%

Income Statement (YTD)	Jun-26	Jun-25	% Variation
Net income from interest and readjustment	1,110,502	1,033,547	7.4%
Net fee and commission income	296,322	296,693	(0.1%)
Net financial results	155,664	134,166	16.0%
Total operating income (2)	1,568,139	1,465,403	7.0%
Operating expenses (3)	(495,205)	(517,468)	(4.3%)
Operating income before credit losses	1,072,934	947,935	13.2%
Credit loss expense	(285,583)	(286,764)	(0.4%)
Net operating income before income tax	787,351	661,171	19.1%
Income attributable to shareholders	655,759	550,355	19.2%

1. Loans (including those owed by banks) at amortized cost.
2. Total operating income: Net interest income + net readjustment income + net commission income + net financial result + result from investments in companies + result from non-current assets and disposal groups for sale not admissible as discontinued operations + other operating income.
3. Operating expenses: Personnel expenses + administrative expenses + depreciation and amortization + other operating expenses + impairment of non-financial assets.

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Section 3: Business environment Competitive position Santander Chile is the largest bank in the Chilean market in terms of total loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks abroad). It has a leading presence in all major business segments in Chile and an extensive distribution network with nationwide coverage. It offers unique transaction capabilities to customers through 224 branches and digital platforms. Its headquarters are in Santiago, and it operates in all regions of Chile. The Bank provides a wide range of banking services to its clients, including commercial, consumer, and mortgage loans, as well as current accounts, time deposits, savings accounts, and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, and the acquisition and brokerage of mutual funds, securities, and insurance. Market Share(1) Santander Ranking (1) Total loans 16.5% 1 Commercial 13.6% 3 Mortgages 19.5% 2 Consumer loans 19.0% 1 Demand deposits 19.4% 3 Time deposits 14.9% 2 Current accounts (#) 20.8% 1 Credit card purchases ($) 24.4% 1 Branches (#) 16.1% 2 Employees (#) 13.2% 4 Indicators (1) Jun-26 Efficiency 31.6% 1 ROAE 27.2% 2 ROAA 1.9% 3 (1)Source: Market share and rankings information from the CMF as of May 2026. Credit card purchases (last 12 months) as of April 2026. Competitor Ranking includes: Banco de Chile, Banco Estado, BCI, Scotiabank, Itau, Banco Falabella. Banco Santander Chile is one of the companies with the highest risk ratings in Latin America, with an A2 rating from Moody's, A- from Standard & Poor's, A+ from the Japan Credit Rating Agency, and AA- from HR Ratings. All ratings have a stable outlook as of the date of this report. As of June 30, 2026, the Bank has total assets of CLP 70,323,331 million (US$ 76,348 million), total gross loans (including loans owed by banks) at amortized cost of CLP 41,426,628 million (US$ 44,976 million), total deposits of CLP 32,390,791 million (US$ 35,166 million), and shareholders' equity of CLP 4,974,214 million (US$ 5,400 million). The BIS capital ratio is 16.6%, with a core capital ratio of 11.1%. As of June 30, 2026, Santander Chile employs 8,315 people and has 224 branches throughout Chile. For more information on the formation of the business, please see here or in the Bank's Integrated Report. 9

Macroeconomic Environment

During the second quarter of 2026, the Chilean economy operated in a still challenging external environment, marked by rising fuel prices due to the armed conflict in the Middle East. A brief improvement toward the end of the period was reversed in early July by renewed external tensions. Copper continued to act as the main external buffer for the economy, while the resurgence of geopolitical tensions amplified upward pressure on energy prices. Nevertheless, the economy remained exposed to the evolution of the global context and the volatility of international financial markets.

Domestically, economic activity remained weak throughout the quarter. Domestic demand failed to consolidate a more dynamic trajectory, and private consumption faced a more restrictive outlook due to weak job creation and higher inflation that eroded real incomes. This was compounded by supply-side factors, such as the weakening fishing industry, which dragged down other sectors like manufacturing. At the same time, business confidence and economic expectations moderated compared to previous readings. In this context, the growth projection for 2026 was adjusted to 1.0% annually.

The labor market remained fragile. The unemployment rate exceeded 9% in the March–May 2026 moving quarter, in a context where job creation remained limited and without clear signs of recovery. This employment performance, along with still-weak economic activity, continued to constrain the evolution of private consumption and the speed of the domestic recovery.

In terms of prices, the quarter was marked by an inflationary surge primarily associated with the cost shock stemming from the conflict in the Middle East, although without significant signs of a second-round effect. The May CPI surprised on the downside with a monthly increase of 0.2%, while the June figure showed no change, which was nonetheless above market expectations and pushed annual inflation to 4.3%, from the previous 3.9%. Meanwhile, the June Monetary Policy Report (IPoM) reduced the projected growth range for 2026 to 1.0%-1.75% and raised expected inflation to 4.2%, in a scenario where the most likely path for the Monetary Policy Rate (MPR) remained at 4.5% for most of the projection horizon.


CPI (12 months)
8.0
6.0
4.0
2.0
0.0
June 23
Sept-23
Dec-23
Mar-24
June 24
Sept-24
Dec-24
Mar-25
June 25
Sep-25
Dec-25
Mar-26
June 26


MPR
12.00
10.00
8.00
6.00
4.00
2.00
0.00
dic-23
mar-24
jun-24
sept-24
dic-24
mar-25
jun-25
sept-25
dic-25
mar-26
jun-26

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Summary of estimated economic data:

	2023	2024	2025	2026 (E)	2027 (E)
National accounts					
GDP (real % YoY change)	0.7%	2.8%	2.5%	1.0%	3.0%
Domestic demand (real change % YoY)	-3.7%	1.2%	4.2%	1.7%	3.5%
Total consumption (actual change % YoY)	-3.4%	1.4%	2.8%	2.0%	2.3%
Private consumption (real % YoY change)	-4.7%	1.1%	2.7%	1.8%	2.4%
Public consumption (real change % YoY)	2.3%	2.8%	3.0%	2.5%	2.0%
Fixed capital formation (real % YoY)	0.3%	-1.6%	7.0%	1.8%	4.0%
Exports (real % YoY change)	0.3%	7.2%	4.6%	-0.4%	2.0%
Imports (real % YoY change)	-11.1%	2.1%	10.5%	1.6%	3.6%
Unemployment (average %)	8.7%	8.5%	8.5%	8.8%	8.5%
Money and Foreign Exchange Market					
CPI inflation	3.9%	4.5%	3.5%	4.4%	2.8%
UF inflation	4.8%	4.4%	3.4%	4.4%	3.0%
CLP/US$ exchange rate (year-end)	879	992	930	900	900
CLP/US$ exchange rate (yearly average)	839	943	951	905	900
Monetary policy rate (year end)	8.3%	5.00%	4.50%	4.5%	4.25%
Fiscal Policy					
Public spending	1.0%	3.5%	3.5%	2.7%	2.5%
Central Government Balance Sheet (% GDP)	-2.4%	-2.8%	-2.7%	-2.4%	-2.0%

Estimates from the Studies Department of Banco Santander Chile.

Financial market development

As part of its market development agenda and refinement of the Basel III framework, the CMF published on April 13 the final regulations aimed at reducing regulatory friction in the repo and securitization markets. Among the main changes, the prudential treatment of repo transactions is simplified, the concept of significant risk transfer in securitizations is incorporated, the 1.250% weighting for retained instruments is eliminated, and adjustments are introduced to facilitate the registration of self-securitizations and the issuance of mortgage-backed securities. These measures should contribute to greater liquidity in the fixed-income market, strengthen the liquidity management of the banking system, and support a deeper and more competitive financial market.

Then, on April 14, CMF President Catherine Tornel reinforced this agenda at the Capital Markets: Major Challenges 2026-2030 seminar, highlighting the institutional focus on market development. In that context, she announced progress in promoting the adoption of internal credit risk measurement models under Basel III, along with the creation of a specialized team for their validation.

Finally, on July 3, the CMF held its second public consultation on the regulation updating the determination of Market Risk-Weighted Assets (MRWA), highlighting the following aspects: First, the duration method is incorporated for measuring overall interest rate risk, allowing for a more accurate reflection of variations in the economic value of positions in response to interest rate changes. Second, the current guidelines for excluding derivatives from interest rate risk estimation are refined, enabling the full offsetting of matched derivative positions even when they are not strictly identical. The CMF estimates that this will help reduce the system's MRWA by approximately 36%.

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All these measures have the potential to contribute to the development of the financial system, although their final impact will depend on the depth to which the entities adopt the changes and on the evolution of the economic and financial cycle. Dividend Subsidy Law On May 20, 2025, Congress approved the Dividend Subsidy Law to facilitate access to homeownership and revitalize the real estate market. This initiative includes a subsidy of up to 60 basis points on mortgage interest rates. Furthermore, it is backed by a state guarantee from the Special Guarantee Fund (FOGAES) that covers up to 60% of the property value, which could further reduce the total interest rate by up to 100 basis points. The project aims to provide 50,000 subsidies, 10% of which are earmarked for first-time homebuyers valued up to 3,000 UF (Unidades de Fomento, a Chilean unit of account) and the remaining percentage for new homes valued up to 4,000 UF. To date, this program has been a significant factor in supporting the demand for mortgage loans. According to ABIF (Chilean Banking Association), as of June 19, 2026, 48,990 eligible applications had been received and commercially approved, a figure close to the 50,000-subsidy limit, and more than 26,948 mortgages had been processed. Pension Reform On January 29, 2025, Congress approved the pension reform after a lengthy process of considering various proposals. The main objective is to increase future and current pensions, taking into account the following changes. Pension contributions will increase by 7%, paid by employers, starting at 1% in August 2025 and gradually increasing over a period of 9 to 11 years. Of the total percentage, 6% will go to direct, deferred individual capitalization, and 1% to the new Social Security system, which will also include the current 1.5% allocated to Disability and Survivors' Insurance. These resources will allow for equal pensions for men and women in similar circumstances at the time of retirement. The reform also includes changes to the pension fund structure. The multi-fund system will be replaced by generational funds, and new administrators will be allowed to enter the system. A 10% share of the existing pension fund will be put out to tender every two years to increase competition. In addition, the reform proposes increasing the Guaranteed Universal Pension (PGU) to $250,000 pesos for the 90% of the most vulnerable population. More than a year after the law's enactment, the implementation of the pension reform continues to progress gradually according to the legal timeline. Significant milestones have been reached during 2026, such as the launch of the Single Contribution Collection System (SUCC), the commencement of pre-litigation collection by the General Treasury of the Republic, and the implementation of the new Social Security contributions. Furthermore, a new phase of increased employer contributions begins in August, while in September the Guaranteed Universal Pension (PGU) for individuals aged 75 and over will increase. While several operational measures have already been implemented, the final issuance of key regulations for the new individual capitalization system is still pending. Among these operational measures, mandates have already been awarded for the administration of the autonomous pension protection funds (FAPP), and the proposal for the Investment Regime for Generational Funds—currently open for public consultation—stands out. This 12 proposal will define the investment structure, risk limits, and benchmark portfolios of the funds that will replace the multi-funds starting in April 2027. Its final publication is one of the main regulatory milestones remaining for the reform.

Beyond the details, it is commendable that the reform allows for a gradual recovery of pension savings levels. This is beneficial not only for financing future pensions but also for the capital market, insofar as a large part of this extra percentage is channeled under the current pension fund investment regime, even though the final impact will depend on the secondary regulations, which are still pending, and the investment rules of the new system.

Interchange fees

In February 2023, the Interchange Fee Limits Committee proposed new limits on the rates. These were approved at the end of April 2023, and a phased implementation was established.

Card type	Previous rate	First cut (Oct-23) Current rate	Second proposed cut (oct-24) (Suspended)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%

In September 2024, just before the second rate reduction was to be implemented, the Committee decided to suspend the new phase of reductions, maintaining the existing limits, in order to assess the effects of the reductions already implemented on the functioning of the payments system. To this end, it was agreed to conduct an impact study to analyze market behavior and the foreseeable effects of a potential further rate reduction.

Subsequently, and as recorded in the minutes of the Committee, the early termination of the contract with the external consultant in charge of the impact study was reported, due to the time elapsed and the lack of complete execution of the contract.

To date, the future trajectory of interchange fees remains uncertain. The second rate cut remains suspended, and at the committee meeting on June 24, members evaluated and approved a new consultant to conduct the study.

Consolidated debt

In early June 2024, the law creating the Consolidated Debt Registry (REDEC) was passed. This registry consolidates information on outstanding loans granted to individuals. The registry will be public and free of charge, and will be managed by the Financial Market Commission (CMF). The legislation expands the scope of entities required to report, incorporating, in addition to banks and savings and credit cooperatives, mortgage loan administrators, compensation funds, credit card issuers regulated by the CMF, securitization companies, credit advisory entities regulated by the Fintec Law, and other entities that the CMF may determine through a General Regulation.

Access to registry information will generally require the prior, express, and unequivocal consent of the debtor, granted for the assessment of their credit risk in a specific transaction and for a limited period, unless there is another legal basis for access under Law No. 19,628 or the information is anonymized. In July 2025, the CMF issued the REDEC operational framework, defining reporting obligations, applicable procedures, and information security and quality standards.

13

The regulations came into effect in April 2026, and since then the CMF has issued technical adjustments to the Information System Manual, resolved queries from reporting entities, and continued to incorporate new actors required to report. Regulatory priority has focused on stabilizing the system and ensuring the quality of reported information, a key element for proper credit risk assessment and the functioning of the financial market. Fintech and Open Finance Law The development of the Open Finance System (OFS) originated with the approval of the Fintec Law in 2023, which established the legal framework for the secure and consensual exchange of financial information among different actors in the system. In 2024, the CMF (Financial Market Commission) issued the specific regulations governing the OFS, defining the participation obligations for regulated financial entities and the conditions for the voluntary registration of new financial service providers. These regulations included an implementation timeline that set the system's entry into force within a two-year period, which raised concerns regarding operational feasibility, implementation costs, and the maturity of the proposed technical standards. During the last few months, the CMF issued three rules for public consultation aimed at adjusting the implementation schedule of the SFA, along with defining in greater detail the technological standards necessary for its implementation. The main recent milestone was the issuance of the final standard NCG No. 569, which contains the technical specifications for system interoperability and introduces a series of adjustments aimed at facilitating a gradual and secure implementation of the SFA. These include postponing the effective date until July 2027, incorporating a pilot period for controlled testing among participants, establishing a technological sandbox managed by the CMF, creating simplified participation mechanisms for smaller entities, and standardizing procedures to reduce operational friction. Despite these advances, key regulatory aspects remain to be defined, including the cost-sharing model between entities that provide information and those that consume it. In this context, the SFA remains a regulatory project under development, and its final design will be crucial in assessing its impact on competition, innovation, and compliance costs for financial institutions in Chile. In this context, in December 2025, the Central Bank authorized a local fintech company to operate a low-value payment clearinghouse, enabling potential future changes in the functioning of the payments market. Personal Data Protection Law In December 2024, a law was published modernizing the protection and processing of personal data in Chile, establishing a regulatory framework aligned with international standards such as those of the European Union. The legislation creates the Personal Data Protection Agency, the body responsible for overseeing compliance with the law, imposing sanctions, issuing guidelines, and promoting best practices in data processing. The law recognizes new rights for data subjects—access, rectification, erasure, objection, and portability—and establishes relevant obligations for organizations, such as implementing compliance programs, adopting security measures, managing incidents, and appointing a Data Protection Officer. The law is set to enter into force on December 1, 2026, and the first appointment to the Agency's Governing Board should have been made by Congress in June 2026. However, this appointment is still pending. 14

Draft Law on Reconstruction and Economic and Social Development The National Reconstruction and Economic and Social Development Bill is in its final stage of legislative processing. After being approved by the Senate with several modifications, the Chamber of Deputies is currently debating it in its third constitutional stage, placing the bill in the final stage of the legislative process. Among the most relevant measures is the tax agenda aimed at strengthening investment, improving competitiveness, and supporting economic recovery. Specifically, the bill includes a gradual reduction of the First Category Tax rate from 27% to 23%, one of the most significant tax modifications in recent years, along with the complete reintegration of the tax system. This measure is designed to simplify the tax structure, reduce the cost of capital, and provide greater incentives for private investment. It also incorporates a temporary VAT exemption for the sale of new homes, an initiative that seeks to accelerate the absorption of the large available housing stock, stimulate the real estate and construction sectors, and facilitate access to housing. Additionally, the bill includes incentives for formal employment, investment benefits, property tax exemptions for senior citizens, and the creation of a special fund for the reconstruction of areas affected by wildfires. The initiative also incorporates other relevant financial and regulatory modifications, some of which have been the subject of extensive debate during its legislative process. Guarantee management as credit risk mitigators In July 2026, the Financial Market Commission published Circular No. 2,373, which establishes a new prudential framework for the management, valuation, and recognition of collateral used by banks as credit risk mitigators. The regulation incorporates Chapter 21-10 of the Updated Compilation of Regulations and reinforces the responsibility of the Board of Directors and senior management regarding the policies, controls, and procedures applicable throughout the collateral lifecycle. The circular requires that guarantees be legally valid, enforceable, properly documented, and prudently valued, taking into account their liquidity, execution costs and timeframes, asset volatility, and market conditions. It also establishes obligations for periodic revaluation, traceability, safekeeping, independent monitoring, and recording of amounts actually recovered. Guarantees that do not meet these conditions may be withdrawn to reduce credit exposure, leading to higher provisions and potentially greater capital consumption. Most of the provisions will come into effect on January 1, 2028. However, the changes related to the assessment of the quality of guarantee management by the CMF are effective immediately, so banks must begin adapting their policies, valuation methodologies, information systems, controls and execution processes in advance. Regulation and supervision In Chile, only banks can maintain current accounts for their clients, conduct foreign trade operations, and, along with regulated non-bank financial institutions such as cooperatives, accept time deposits. The main authorities regulating financial institutions in Chile are the Financial Market Commission (CMF) and the Central Bank. Chilean banks are primarily subject to the General Banking Law and, secondarily, to the extent that it is not incompatible with this law, to the provisions of the Chilean Corporations Law governing corporations, except for certain provisions that expressly exclude them. For more information on the regulation and supervision of our Bank, please see Item 4. Information on the Company in our 20F here. For more information on the General Banking Law, click here. For more information about the CMF, please visit the following website: www.cmfchile.cl For more information about the Central Bank, please visit the following website: www.bcentral.cl 15

Section 4: Strategy In its more than four decades in Chile, Banco Santander Chile has achieved leadership in market share, equity strength and profitability. Our success is based on a clear purpose, mission, and style of doing things. Our purpose Our mission Our style Helping people and businesses thrive To be the best financial services company, acting responsibly and earning the loyalty of our customers, shareholders, people and communities Simple, Personal and Fair Our strategy 16

Responsible banking Santander's Responsible Banking and Sustainability approach seeks to create long-term value for all its stakeholders. To achieve this, it identifies and manages the impacts, risks, and opportunities associated with its activities, strengthening positive contributions and business opportunities while reducing negative impacts and potential risks. This approach encompasses environmental, social, and corporate governance matters related to employees, customers, suppliers, shareholders, investors, communities, and other stakeholders. It is based on Santander Chile's internal governance, its risk management framework, and its corporate policies. Principles of Responsible Banking Santander's Responsible Banking and Sustainability Policy principles are aligned with international standards and agreements, including the Equator Principles, the United Nations Global Compact, and the Sustainable Development Goals. These principles are as follows: • Customer focus • Contribution to global challenges • Coordinated approach to Responsible Banking and Sustainability • Board Participation • Employee participation • Dialogue with stakeholders • Monitoring and transparency. Sustainability-related objectives The commitment to sustainability is represented through the following objectives set out in the organization's 2025–2030 roadmap, deepening its commitment to decarbonizing the portfolio by 2030 and evolving the measurement of community investment towards a social impact model based on the pillars of Education, Employability and Entrepreneurship. In this way, the value creation model integrates financial, operational and human capabilities with the management of risks and opportunities in the current environment, supporting profitable growth and fostering lasting trust among its stakeholders. More information about our progress in sustainability can be found in our annual integrated report. 17

ESG Indicators and inclusion in indexes Santander's commitment and consistency with the progress of people, respect for the environment and good corporate governance is what has allowed us to obtain good results in ESG rating agencies, to communicate and evaluate our progress and identify areas for improvement. It analyzes how companies address their ESG-related risks and opportunities through its CSA methodology. In 2025, we achieved a score of 85 points and a 96th percentile ranking in the global industry considered by the index. With this result, Santander Chile is included in the following Dow Jones Best in Class Indices: World, Chile, MILA Pacific Alliance, and Emerging Markets. It assesses the long-term resilience of companies in terms of risks and opportunities considering ESG-related issues. In 2025, Santander Chile obtained an MSCI AA rating for the first time. Included in Emerging Latin America and Emerging Global. Positive evaluations in the environmental and social dimensions, compared to other banks in the index. We are included in the S&P IPSA ESG, an index that uses the same methodology as the DJSI. 18

Main advances of the strategy Digital Bank with Work/Cafes The Bank's strategy is based on cutting-edge technology, along with processes and products designed with a customer focus. The Bank is building robust capabilities in digital channels, enabling secure, agile, and user- friendly onboarding. Through this approach, it offers digital accounts for the mass market, specific solutions for SMEs, and payment services via Getnet for entrepreneurs and small and medium-sized businesses. These initiatives not only drive digital adoption among our clients but also promote greater financial inclusion in these segments. The Bank facilitates an initial approach through transactional services, with the potential to expand its offerings to include other products and financing options, such as credit cards and loans. In parallel, the transformation of its branch network to the Work/Café model is a key pillar of its strategy. This approach considers the needs of customers in each region, offering spaces that not only meet their financial requirements but also provide a welcoming, comfortable, and friendly environment for interacting with the Bank. Customers: Customers: 2023 2024 2025 June 2026 Total customers 4,052,314 4,311,488 4,608,182 4,825,551 Loyal customers 850,905 1,305,953 1,378,876 1,348,309 Active customers 2,398,741 2,556,462 2,693,441 2,693,108 Digital customers 2,113,128 2,238,774 2,291,971 2,253,290 Total customers increased by 6.9% YoY, while active customers grew by 1.3% YoY. Active customers remain the Bank's primary strategic focus, with the goal of reaching 3.5 million active customers. ACTIVE CLIENTS 1,519,936 2,693,108 di c- 19 ju n- 20 di c- 20 ju n- 21 di c- 21 ju n- 22 di c- 22 ju n- 23 di c- 23 ju n- 24 di c- 24 ju n- 25 di c- 25 ju n- 26 Customers with a current account: As a result of these efforts, the Bank's market share in current accounts remains strong. According to the latest publicly available information from the CMF as of May 2026, the Bank holds a 20.8% share of all current accounts for both individuals and businesses, a figure that does not include demand deposit accounts. Meanwhile, demand for dollar current accounts continues to show positive growth. As of May 2026, the market share reached 36.4%, driven by the ease of online account opening and sustained customer demand for this type of product. In the SME segment, the number of accounts continues to grow strongly, supported by initiatives such as Getnet, the acquiring business, and offering 100% digital current accounts. These accounts include access to a debit card 19 and Office Banking, the transactional platform for businesses. This comprehensive approach allows the company to meet its clients' transactional needs and support them in the development and growth of their businesses. SME CUSTOMERS: TOTAL AND ACTIVE (Thousands) 357,550 477,788 197,553 249,365 Total customers Active customers June 23 June 24 June 25 June 26 NUMBER OF CURRENT ACCOUNTS OF COMPANIES in CLP (Thousands) 261,604 374,559 May-23 May-24 May-25 May-26 + 3.3% YoY SME clients + 7.0% YoY Current Accounts for Companies Thanks to these initiatives, including Getnet, current accounts in pesos for SMEs and corporations increased 7.0% YoY as of May 2026, reaching a market share of 35.0%, according to information published by the CMF. Likewise, deepening relationships with this segment and the convenience of digital channels contributed to a 3.3% YoY growth in the number of SME clients. Additionally, for those clients who meet the eligibility criteria, we offer credit cards and various financing options. Expansion in payment services Getnet's operations in Chile have solidified its position as a leading player in the acquiring market, distinguished by strong growth and increasing market share. As of June 2026, it has over 287,000 operational POS terminals and more than 229,000 affiliated merchants, along with a payment solutions ecosystem that blends physical and digital presence, positioning it as one of the most dynamic networks in the country. This development has also been reflected in solid financial results and sustained expansion in transactions and processed volumes. Getnet's value proposition has evolved into an omnichannel model, integrating solutions for in-person payments, e-commerce, and value-added services, tailored to different types of businesses, from entrepreneurs to larger companies. In particular, its offering for SMEs has been key to driving the digitization of payments, while the development of more sophisticated solutions—such as integrations and customized services—has allowed it to expand its reach to corporate clients. Furthermore, Smart POS devices have expanded their functionality beyond simply accepting payments, becoming true service platforms for businesses. Today, they allow, for example, bill payments, mobile top-ups, and other transactions, contributing to increased customer traffic and generating new business opportunities for partner merchants. This is further complemented by the sustained growth of the e-commerce channel, which has become a key pillar of Getnet's offering, supporting the digitalization of commerce in Chile. 20

More than 40% of our branches operate on a cashless basis. As of June 2026, the Bank has a total of 224 branches, 123 of which operate under the traditional format. Since launching the Work/Café model in 2016, 91 branches have opened throughout Chile. This format includes different variations, such as Work/Café Investments, StartUp, Expresso, and Standard. Furthermore, the Bank is working on renovating traditional branches to adopt the Work/Café look and feel, a process that has already been completed at 18 branches. Within this network, the Work/Café Expresso locations stand out. Designed as transactional centers, they integrate teller and self-service options, service desks, card printing machines, and lockers for product delivery. All of this is offered in a modern and efficient environment, allowing customers to conduct their transactions quickly and securely, significantly improving their experience. These branches, supported by advanced technology, also generate significant efficiencies in cash management, contributing to the optimization and consolidation of our network. In this context, efficiencies continue to be captured in the branch network, with more than 40% of them currently operating on a cashless basis. In line with the strategy, customers are more satisfied with digital channels As a result of all the efforts with digital channels, customers are showing greater satisfaction with these service channels. As of June 2026, the NPS reached 54 points, while the app's NPS scored 72 points, the website's 70 points, and the contact center's 61 points, which customers identified as strengths. 56 56 58 60 60 59 59 57 57 58 58 59 58 5459 56 47 52 62 63 57 58 57 59 61 62 56 55 51 51 55 56 56 54 56 54 53 52 54 55 55 58 45 43 43 46 50 48 44 47 48 46 47 54 49 50 Santander Peer 1 Peer 2 Peers* Mar-23 Sept-23 Mar-24 Sep-24 Mar-25 Sept-25 Mar-26 61 points Contact Center 72 points Application (App) 70 points Website 1. Source: Activa study for Santander, based on 50,000 customer surveys and over 1,200 competitor surveys over a 6-month period. Measures Net Overall Satisfaction and Net Recommendation across three main attributes: service quality, product quality, and brand image. Percentage of customers giving a score of 9 or 10 minus those giving 1-6. Audited by an external provider. * Competitors: BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank 21

Awards and recognitions • Euromoney: Best Bank in Chile, Best Bank for ESG and Best Bank for SMEs in 2026. • Top Employer Certification January 2026 (eighth consecutive year). • Global Finance: Best Bank for SMEs in Chile in 2025. • Latin Finance: Best Bank in Chile in 2025. • The Banker: Best Bank in Chile in 2025. Corporate governance For more information on corporate governance, Board of Directors and organizational structure, please see the Corporate Governance section of the website. Latest events Further information on the Bank's latest developments can be found in notes 5 and 49 to the financial statements. It is worth noting that in March, Claudio Melandri Hinojosa resigned from his position as director and president of Banco Santander Chile. Rodrigo Vergara Montes, formerly vice-president of the board, assumed this role. At the shareholders' meeting on April 28, there were elections for the board of directors, where the following directors were elected/ratified: Rodrigo Vergara Montes (President), José Félix de Vicente Mingo (Vice-President), María Francisca Yánez Castillo, Orlando Poblete Iturrate, Gloria Hutt Hesse, Blanca Bustamante Bravo, Juan Benavides Feliú, José Francisco Doncel Tazola, Mónica López-Monis Gallego, Juan Pedro Santa María Pérez, Alfonso Gómez Morales. 22

Section 5: Segment information Segment information is based on the financial information presented to senior management and the Board of Directors. The Bank has aligned segment information consistently with the underlying information used internally for management reporting purposes and with that presented in other public documents of the Bank. Senior management has been determined to be primarily responsible for the Bank's operational decision- making. The Bank's operating segments reflect its organizational and management structures. Senior management reviews internal information on a segment basis to assess performance and allocate resources. As of March 31, 2026, the Bank revised the identification of its operating segments to reflect changes in its internal management structure and in how the Chief Operating Decision Maker (CODM) evaluates performance and allocates resources. Consequently, comparative information has been restated for consistency with the current period's presentation. Management believes this revised presentation provides more relevant information for users of the financial statements. In order to achieve the strategic objectives set by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organization. These modifications, in turn, impact, to a greater or lesser extent, how the Bank is managed and administered. This disclosure provides information on how the Bank is managed as of June 30, 2026. Segment descriptions Retail & Commercial Retail This is the bank's largest business line focused on individuals and SMEs. It encompasses non-corporate individual clients from high, middle, and low income segments, as well as SMEs, businesses, and commercial establishments (with annual net sales up to approximately $4 billion). These segments are offered a variety of products and services, including consumer loans, credit cards, mortgages, debit cards, current accounts, savings products (mutual funds, stock brokerage, time deposits), and insurance. In addition, SME clients are offered government-guaranteed loans, leasing, and factoring. The vast majority of these clients are served through our branch network. Commercial This business area focuses on financing clients' economic activities, offering sophisticated services such as cash management, trade finance, and financial advisory services. These services include commercial loans in local and foreign currency, foreign trade credit, leasing, factoring, confirming, and corporate credit lines, among others. Wealth Management & Insurance It encompasses the Investments, Insurance, and Private Banking businesses, also coordinating the distribution of various investment products and services to the other Santander Group divisions in Chile. The Santander Insurance business offers personal and business protection products, including health, life, travel, savings, personal protection, auto, and unemployment insurance, among others. The Private Banking business, Santander Private Bank, serves high-net-worth clients and offers transactional products and services (loans, cards, foreign trade, stock trading) and value-added services such as international investment accounts, structured funds, alternative investment funds, wealth management, and open investment architecture. 23

Corporate Investment Banking (CIB) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance, for Corporations and large Financial Institutions. Within this business is the Treasury Division, which provides sophisticated financial products primarily to companies in the Wholesale Banking and Corporate Banking sectors. These products include short-term financing and deposits, brokerage services, derivatives, and other products tailored to client needs. The Treasury Division also manages position intermediation and its own investment portfolio. Payments (Getnet) Payments encompasses digital payment solutions focused on acquiring and transactions through point-of-sale (POS) terminals. It provides comprehensive technology solutions for Banco Santander Chile and its new clients in the open market. The main local business within this segment is Getnet. Digital Consumer Bank Digital Consumer Bank encompasses all automotive and fleet consumer finance activities. Its main business is the subsidiary Santander Consumer Finance. Loans by segment 6M26 90% 2% 5% 0% 3% Retail & Commercial WM&I CIB Payments Digital Consumer Bank Net profits by segment 6M26 73% 4% 18% 2%3% Retail & Commercial WM&I CIB Payments Digital Consumer Bank 24

Loans by segment

Financial accounting information

As of June 30, 2026

(Ch$ million)	Jun-26	Jun-26/Dec-25	2Q26/1Q26
Retail & Commercial	37,106,620	0.9%	1.2%
WM&I	1,001,496	8.3%	2.9%
CIB	2,184,165	2.1%	2.5%
Payments	—	—%	—%
Digital Consumer Bank	1,134,347	4.9%	1.8%
Total loans	**41,426,628**	**1.2%**	**1.3%**

Deposits by segment

Financial accounting information

As of June 30, 2026

(Ch$ million)	Jun-26	Jun-26/Dec-25	2Q26/1Q26
Retail & Commercial	20,882,379	4.0%	4.3%
WM&I	3,229,979	1.6%	5.2%
CIB	8,278,433	13.2%	4.7%
Payments	—	—%	—%
Digital Consumer Bank	—	—%	—%
Total deposits	**32,390,791**	**6.0%**	**4.5%**

Results by segment

Financial accounting information

YTD as of June 30, 2026

(Ch$ million)	Retail & Commercial	WM&I	CIB	Payments	Digital Consumer Bank	Total
Total income	1,177,331	49,329	222,066	41,895	71,867	1,562,488
YoY Variation	6.5%	6.5%	9.2%	(15.7%)	19.8%	6.7%
Provisions for credit risk	(275,726)	1,151	4,746	(3)	(15,751)	(285,583)
YoY Variation	3.2%	(126.2%)	3364.2%	-%	2.1%	(0.4%)
Net operating income	**901,605**	**50,480**	**226,812**	**41,892**	**56,116**	**1,276,905**
YoY Variation	**7.6%**	**20.4%**	**11.5%**	**(15.7%)**	**25.9%**	**8.4%**

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Quarterly comparison (2Q26 / 1Q26)

(Ch$ million)	Retail & Commercial	WM&I	CIB	Payments	Digital Consumer Bank	Total
Total income	648,437	25,501	101,446	19,786	37,601	832,771
QoQ Variation	22.6%	7.0%	(15.9%)	(10.5%)	9.7%	14.1%
Provisions for credit risk	(119,114)	605	(1,204)	(3)	(7,090)	(126,806)
QoQ Variation	(23.9%)	10.8%	(120.2%)	—%	(18.1%)	(20.1%)
Net operating income	**529,323**	**26,106**	**100,242**	**19,783**	**30,511**	**705,965**
QoQ Variation	**42.2%**	**7.1%**	**(20.8%)**	**(10.5%)**	**19.2%**	**23.6%**

Retail & Commercial

The Retail & Commercial portfolio grew by 0.9% YoY and 1.2% QoQ, reflecting the impact of higher inflation on mortgage loans during the quarter. This trend was partially offset by slower growth in consumer loans, particularly credit cards, due to improved liquidity among our clients, as evidenced by the 4.0% increase in deposits in this segment compared to December 31, 2025, and a 4.3% QoQ increase.

Net operating income for this segment increased 7.6% YoY and 42.2% QoQ, driven by a higher margin, though impacted by higher inflation of 2.5% during the period. Provisions also decreased by 23.9% in the quarter due to the reversal of a provision established in 1Q26 for a corporate client. However, provision expenses increased 3.2% YoY due to higher provisions in line with the evolution of asset quality, explained in more detail in Section 8: Risks.

Wealth Management & Insurance (WM&I)

Wealth Management & Insurance's loan portfolio grew 8.3% YoY and 2.9% QoQ, driven by higher general-purpose commercial and mortgage loans. Deposits increased 1.6% YoY and 5.2% QoQ, reflecting our clients' improved liquidity position during the quarter.

Net operating income increased 20.4% YoY and 7.1% QoQ, primarily due to higher margins driven by growth in client loans and funds. Additionally, compared to 2025, net income in this segment is projected to increase due to higher fees generated by mutual funds and travel-related insurance.

Corporate Investment Banking (CIB)

CIB's loan portfolio grew by 2.1% YoY and 2.5% QoQ, reflecting improved performance compared to previous periods, particularly in the foreign trade portfolio during the last quarter. Deposits increased by 13.2% YoY and 4.7% QoQ, thanks to strong relationships with these clients and an improvement in their liquidity position.

Net operating income increased 11.5% YoY but decreased 20.8% QoQ explained by stronger margin growth and results from financial transactions, associated with client demand for fixed-income market-making products, which peaked in 1Q26. This was offset by lower commission performance in the quarter due to lower M&A advisory services and the establishment of provisions in the quarter following a release in 1Q26.

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Payments Payments had a weaker quarter with less transactional activity from customers due to increased market competition and therefore greater price pressure. Digital Consumer Bank Digital Consumer Bank's loan portfolio grew 4.9% YoY and 1.8% QoQ. Net operating income increased 25.9% YoY and 19.2% QoQ, driven by strong fee growth in the quarter, including higher insurance collections and higher margins thanks to portfolio growth. 27

Section 6: Financial Performance

Balance sheet

Total loans grow 1.3% QoQ, driven by commercial and mortgage loans

Loans by product:

Financial accounting information

	YTD			% Change	
(Ch$ million)	**Jun-26**	**Mar-26**	**Dec-25**	**Jun-26/ Dec-25**	**Jun-26/ Mar-26**
Consumer loans	6,065,982	6,104,825	6,057,304	0.1%	(0.6%)
Santander Consumer (car loans)	1,125,338	1,113,837	1,080,862	4.1%	1.0%
Credit cards	2,030,414	2,072,652	2,061,691	(1.5%)	(2.0%)
Other consumer loans	2,910,228	2,918,336	2,914,751	(0.2%)	(0.3%)
Mortgage	17,696,111	17,353,554	17,443,563	1.4%	2.0%
Commercial	17,616,970	17,387,254	17,363,835	1.5%	1.3%
Interbank	47,565	52,494	68,178	(30.2%)	(9.4%)
Total(1)	**41,426,628**	**40,898,127**	**40,932,880**	**1.2%**	**1.3%**

1. Total gross loans of provisions at amortized cost.

Total loans at amortized cost increased by 1.2% compared to December 31, 2025, and by 1.3% QoQ, driven by growth in commercial, mortgage, and auto loans. In contrast, credit card and installment purchase loans showed slower growth during the period.

Approximately 57% of the loan portfolio is indexed to the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account), given that most mortgage loans and about 35% of commercial loans are denominated in this unit. Additionally, around 21% of commercial loans are denominated in foreign currency, primarily US dollars. Consequently, the performance of these loans has shown some volatility in recent quarters, associated with exchange rate fluctuations.

In recent periods, demand for commercial loans remained limited, particularly among large corporates. However, during the quarter, incipient signs of recovery began to emerge, with growth of 1.5% since December 31, 2025, and 1.3% QoQ. This trend was primarily driven by increased demand for financing for foreign trade operations, the effect of which was partially offset by the appreciation of the Chilean peso against the US dollar since December 2025. Secondly, a slight improvement in the growth of non-foreign trade loans was also observed.

Mortgage originations increased by 1.4% since December 31, 2025, and by 2.0% QoQ, largely due to a better sales dynamic and higher inflation in the quarter. In recent periods, new loan origination has slowed, reflecting still-weak demand, impacted by rising house prices, as well as the level of inflation and interest rates observed in previous years. However, with an improved economic environment and new measures to encourage home

28

buying, such as those included in the Reconstruction Reform, we expect a gradual recovery in mortgage demand in the coming periods.

Consumer loans increased slightly by 0.1% as of December 31, 2025, and decreased by 0.6% QoQ. Within consumer loans is the auto finance business, Santander Consumer, which has shown positive trends with an increase of 4.1% as of December 31, 2025, and a QoQ increase of 1.0% thanks to more commercial agreements with car dealerships.

Credit card debt decreased by 1.5% YTD and 2.0% QoQ, while consumer installment loans also declined slightly. This is explained by our customers' improved liquidity position during the quarter, where their funds increased by 4.0% QoQ.

Financial Investments:

Financial accounting information

	YTD			% Change	
(Ch$ million)	**Jun-26**	**Mar-26**	**Dec-25**	**Jun-26/ Dec-25**	**Jun-26/ Mar-26**
Financial assets for trading at fair value through profit or loss (Trading portfolio)	511,221	548,137	714,628	(28.5%)	(6.7%)
Financial assets at fair value through other comprehensive income (Available-for-sale portfolio)	5,072,701	3,873,077	3,889,952	30.4%	31.0%
Financial assets at amortized cost (Portfolio held to maturity)	5,676,311	5,582,923	5,525,242	2.7%	1.7%
Total	**11,260,233**	**10,004,137**	**10,129,822**	**11.2%**	**12.6%**

It is important to note that the financial investment portfolio is mainly composed of HQLA (high-quality liquid assets) such as Central Bank bonds and notes, Chilean sovereign bonds, and US Treasury bonds.

Financial assets at fair value through other comprehensive income increased 30.4% YoY, due to higher bonds and notes issued by the Chilean Treasury. Financial assets at amortized cost increased 2.7% from December 2025 due to higher bonds issued by the Treasury. As of June 2026, HTM instruments had a fair market value of Ch$ 5,743,710 million.

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Customer funds grow 4.0% in the quarter.

Funding:

Financial accounting information

	YTD			% change	
(Ch$ million)	**Jun-26**	**Mar-26**	**Dec-25**	**Jun-26/ Dec-25**	**Jun-26/ Mar-26**
Demand deposits	13,943,771	13,746,375	14,075,590	(0.9%)	1.4%
Time deposits	18,447,020	17,247,578	16,493,783	11.8%	7.0%
Total deposits	**32,390,791**	**30,993,953**	**30,569,373**	**6.0%**	**4.5%**
Mutual Fund Brokerage (1)	15,934,831	15,453,154	14,556,643	9.5%	3.1%
Total Customer Funds	**48,325,622**	**46,447,107**	**45,126,016**	**7.1%**	**4.0%**
Bonds (2)	9,868,741	10,225,560	10,277,061	(4.0%)	(3.5%)
Liquidity Coverage Ratio (LCR) (3)	177.1%	151.4%	187.7%		
Net stable funding ratio (NSFR) (3)	118.2%	115.6%	115.1%		

1. Banco Santander Chile is the exclusive intermediary for mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure is not included in the Bank's consolidated financial statements.
2. It includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated in accordance with Chilean regulations.

The Bank's total deposits increased by 6.0% since December 31, 2025, driven by an 11.8% growth in time deposits, primarily due to increased inflows in the CIB segment. This was partially offset by a slight contraction in demand deposits, associated with normal seasonality compared to year-end. We also saw increased demand for mutual funds, which grew by 9.5% over the same period. Overall, client funds grew by 7.1% since December 31, 2025.

In the second quarter (2Q26), total deposits increased by 4.5%. Time deposits grew by 7.0%, while demand deposits increased by 1.4% QoQ. Mutual funds, meanwhile, increased by 3.1% QoQ. Overall, customer funds grew by 4.0% QoQ.

Bonds declined 7.6% YoY and 3.5% QoQ, in line with increased liquidity among our clients and slower demand in the long-term loan portfolio. Through June 2026, the Bank issued bonds totaling UF 6,562,000, Ch$ 248,500,000,000, and USD 530,000,000, taking advantage of favorable conditions in both local and international fixed-income markets. Of particular note was the issuance of a USD 500 million 144A bond in January 2026, maturing in November 2030 with a 4.55% interest rate.

In terms of liquidity, the Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets relative to net cash outflows, stood at 177.1% as of June 30, 2026, well above the regulatory minimum. At the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, was 118.2%, also significantly above the required minimum.

30

Equity increased 6.2% during the year, driven by higher profits and reserves.

Equity:

Financial accounting information

	YTD			% change	
(Ch$ million)	Jun-26	Mar-26	Dec-25	Jun-26/ Dec-25	Jun-26/ Mar-26
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	3,877,287	3,485,907	3,459,800	12.1%	11.2%
Valuation adjustment	(90,390)	(179,259)	(71,181)	27.0%	(49.6%)
Retained Earnings:					
Retained earnings prior periods	39,011	1,076,966	23,757	64.2%	(96.4%)
Income for the period	655,759	273,189	1,053,209	(37.7%)	140.0%
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(398,756)	(808,771)	(637,190)	(37.4%)	(50.7%)
Equity attributable to equity holders of the Bank	**4,974,214**	**4,739,335**	**4,719,698**	**5.4%**	**5.0%**
Non-controlling interest	164,106	154,485	119,942	36.8%	6.2%
Total Equity	**5,138,320**	**4,893,820**	**4,839,640**	**6.2%**	**5.0%**

Total equity reached $5,138,320 million as of June 30, 2026, a 6.2% increase compared to December 31, 2025. This growth is primarily due to reserves resulting from higher profits in fiscal year 2025. Compared to the previous quarter, equity increased 5.0% QoQ due to higher profits and a lower loss recorded in valuation accounts associated with cash flow hedges. The Bank uses these hedges to mitigate the inflation risk of its assets. In the current context of inflation expectations, this has generated an unrealized gain during the quarter. As of June 2026, the Bank maintains a dividend provision of 60% of 2026 profits.

At the Annual Shareholders' Meeting held on April 28, 2026, the distribution of a dividend of 60% of the 2025 profits, equivalent to Ch$ 631,925 million, and a dividend per share of Ch$ 3.35 with a yield of 4.5%, was approved. The Bank had already fully provisioned for this dividend.

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Solid capital levels, with a CET1 of 11.1% and a ROAE of 31.5% in 2Q26.

Capital adequacy and ROAE:

Financial accounting information

		YTD		% change	
(Ch$ million)	Jun-26	Mar-26	Dec-25	Jun-26/ Dec-25	Jun-26/ Mar-26
Core Capital (CET1)	4,868,883	4,757,027	4,601,923	5.8%	2.4%
AT1	644,353	648,694	629,468	2.4%	(0.7%)
Tier I	**5,513,235**	**5,405,722**	**5,231,391**	**5.4%**	**2.0%**
Tier II	1,766,071	1,760,236	1,815,930	(2.7%)	0.3%
Regulatory capital	**7,279,307**	**7,165,957**	**7,047,321**	**3.3%**	**1.6%**
Market risk weighted assets	7,782,970	8,181,184	7,143,966	8.9%	(4.9%)
Operational risk weighted assets	5,157,236	5,050,630	5,019,913	2.7%	2.1%
Credit risk weighted assets	30,872,114	30,528,480	29,551,588	4.5%	1.1%
Risk weighted assets	**43,812,321**	**43,760,294**	**41,715,467**	**5.0%**	**0.1%**
Core Capital ratio	**11.1%**	**10.9%**	**11.0%**		
Tier I ratio	12.6%	12.4%	12.5%		
Tier II ratio	4.0%	4.0%	4.4%		
BIS ratio	**16.6%**	**16.4%**	**16.9%**		
Leverage (1)	**7.2%**	**7.2%**	**7.2%**		
Quarterly ROAE	**31.5%**	**23.0%**	**22.0%**		
YTD ROAE	**27.2%**	**23.0%**	**23.5%**		

1. Leverage: Core capital / Total regulatory assets, as calculated by the CMF.

Risk-weighted assets (RWAs) increased 5.0% as of December 31, 2025, primarily driven by market RWAs, in a context influenced by global market volatility. During the quarter, our RWAs remained stable at 0.1% QoQ, with a decrease in market RWAs during the quarter, offset by growth in loan RWAs, in line with the growth of the loan portfolio. Regulatory capital has strengthened thanks to higher profit generation, allowing the CET1 ratio to increase organically by 20 basis points as of December 2025, reaching a ratio of 11.1% at the end of 2Q26, above the minimum requirement of 9.08%. Meanwhile, the total BIS ratio reached 16.6% at the close of June 2026. Finally, the ROAE for the last 6 months (6M26) reached 27.2% and 31.5% in the quarter, with the second quarter positively impacted by higher inflation during the period.

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Results

Net interest and inflation-linked income increased 26.9% QoQ with a NIM of 4.7% in a quarter with higher inflation.

Net interest and inflation-linked income:

Financial accounting information

	YTD		% change	Quarterly			% change	
$ million	**Jun-26**	**Jun-25**	**Jun-26/ Jun-25**	**2Q26**	**1Q26**	**2Q25**	**2Q26/ 2Q25**	**2Q26/ 1Q26**
Net interest income(1)	905,213	859,144	5.4%	447,703	457,510	435,304	2.8%	(2.1%)
Net income from readjustments(2)	205,289	174,403	17.7%	173,272	32,017	84,609	104.8%	441.2%
Total net income from interest and readjustments	**1,110,502**	**1,033,547**	**7.4%**	**620,975**	**489,527**	**519,913**	**19.4%**	**26.9%**

1. Net income from interest-earning assets and liabilities plus the finance cost of cash flow hedges.
2. Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges.

Margin indicators:

Non-accounting financial information

	YTD		% change	Quarterly			% change	
Ch$ million	**Jun-26**	**Jun-25**	**Jun-26/ Jun-25**	**2Q26**	**1Q26**	**2Q25**	**2Q26/ 2Q25**	**2Q26/ 1Q26**
Average interest-earning assets	51,749,741	50,008,556	3.5%	52,499,570	50,914,934	50,519,020	3.9%	3.1%
Average loans	40,949,795	41,008,552	(0.1%)	41,135,696	40,750,963	41,006,752	0.3%	0.9%
Avg. net gap in inflation indexed (UF) instruments (1)	7,906,517	7,973,644	(0.8%)	8,103,243	7,788,790	7,910,438	2.4%	4.0%
Interest earning asset yield (2)	7.9%	7.8%		8.9%	6.9%	7.8%		
Cost of funds (3)	3.9%	3.9%		4.5%	3.3%	3.9%		
Net interest margin (NIM) (4)	**4.3%**	**4.1%**		**4.7%**	**3.8%**	**4.1%**		
Inflation rate (5)	2.7%	2.2%		2.5%	0.3%	1.0%		
Monetary Policy Rate (MPR)	4.5%	5.0%		4.5%	4.5%	5.0%		
Average Monetary Policy Rate (AMPR)	4.50%	5.0%		4.5%	4.5%	5.0%		

1. The average gap between assets and liabilities indexed to the Unidad de Fomento (UF).
2. Gross interest and inflation-linked income divided by average interest earning assets.
3. Gross interest and inflation-linked expense divided by the sum of interest-earning liabilities and demand deposits.
4. Net interest and inflation-linked income divided by average earning assets.
5. Inflation measured as the variation of the UF in the period.

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Net interest and readjustment income accumulated to June 30, 2026 increased by 7.4% compared to the same period in 2025. This growth was driven by a 17.7% increase in readjustment income, favored by a UF variation of 2.7% in 6M26 compared to 2.2% in the same period in 2025. In a context of lower inflation during the first quarter, average exposure to the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account) decreased on average during 2026 compared to 2025. However, given the inflationary rebound recorded during the second quarter, the Bank increased this exposure to capture the higher inflation observed in recent months. Meanwhile, interest income increased by 5.4%, driven primarily by the 3.5% growth in average interest-earning assets and, to a lesser extent, by a slight improvement in funding costs, in line with the decrease in the average Monetary Policy Rate (MPR) from 5.0% to 4.5%. The Bank maintains a shorter duration for its interest-bearing liabilities compared to its assets, allowing liabilities to adjust more quickly to changes in interest rates. As of June 2026, time deposits represented 35.9% of total funding and, given that they typically have a duration of 30 to 60 days, they rapidly capture changes in interest rates. In 2Q26, total net interest and readjustment income increased by 26.9% compared to 1Q26, primarily due to strong growth in readjustment income of 441.2% in 2Q26, where the UF variation increased from 0.3% in 1Q26 to 2.5% in 2Q26. Given the change in the inflation environment, we increased the gap in inflation-linked instruments in the quarter. This was offset by a slight decrease of 2.1% in interest income for the quarter, explained by a higher cost of funds. Compared to 2Q25, total net interest and readjustment income increased by 19.4% in 2Q26, primarily due to the impact of higher inflation, which rose from 1.0% in 2Q25 to 2.5% in 2Q26, leading to a strong increase in readjustment income of 104.8%. Furthermore, interest income grew by 2.8% in 2Q26 compared to 2Q25, driven by a 3.9% increase in interest-earning assets during the period. As a result of these inflationary dynamics, the net interest margin (NIM) increased from 4.1% in 2Q25 and 3.8% in 1Q26 to 4.7% in 2Q26, and from 4.1% in 6M25 to 4.3% in 6M26. 34

Credit cost of 1.22% in 2Q26 and coverage at 107.6%

Expense for provisions:

Financial accounting information

	YTD		% change	Quarterly			% change	
Ch$ million	Jun-26	Jun-25	Jun-26/ Jun-25	2Q26	1Q26	2Q25	2Q26/ 2Q25	2Q26/ 1Q26
Provisions for credit risk owed by banks and loans and accounts receivable from customers (1)	(401,091)	(476,891)	(15.9%)	(170,603)	(230,488)	(213,764)	(20.2%)	(26.0%)
Special provisions for credit risk (2)	16,918	97,688	(82.7%)	(4,144)	21,062	20,646	(120.1%)	(119.7%)
Gross provisions	**(384,173)**	**(379,203)**	**1.3%**	**(174,747)**	**(209,426)**	**(193,118)**	**(9.5%)**	**(16.6%)**
Recovery of bad debts	99,987	93,275	7.2%	48,968	51,019	46,417	5.5%	(4.0%)
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(1,397)	(836)	67.1%	(1,027)	(370)	(562)	82.7%	177.6%
Credit loss expense	**(285,583)**	**(286,764)**	**(0.4%)**	**(126,806)**	**(158,777)**	**(147,263)**	**(13.9%)**	**(20.1%)**

1. Includes write/offs.
2. Includes additional provisions and provisions for contingent credits.

Asset quality indicators and cost of credit:

Non-accounting financial information

	YTD		Quarterly		
	Jun-26	Jun-25	2Q26	1Q26	2Q25
Cost of credit (1)	1.38%	1.39%	1.22%	1.55%	1.43%
Expected loss ratio (LLA / total loans)	3.3%	3.2%	3.3%	3.4%	3.2%
NPL ratio (90 days or more overdue/ total loans)	3.4%	3.0%	3.4%	3.3%	3.0%
Impaired loan ratio (impaired loans / total loans)	7.5%	6.8%	7.5%	7.4%	6.8%
Coverage of NPLs (2)	107.6%	120.5%	107.6%	114.6%	120.5%

1. Annualized credit loss expense divided by average loans.
2. Balance sheet provisions including additional provisions divided by non-performing loans.

The Bank's asset quality continued to reflect the economic environment facing both corporate and retail banking clients. The slower economic activity and weakening labor market observed in recent years resulted in higher levels of non-performing loans and impaired portfolios, requiring a greater level of loan loss provisions.

In this context, during 2025 the Bank implemented several initiatives aimed at strengthening portfolio quality, particularly in the commercial segment. During the first quarter of 2026, asset quality indicators remained relatively stable, although one isolated case was recorded in the large corporate segment. This effect was partially reversed during the second quarter, contributing to a decrease in net loan loss expenses.

Net credit loss expense totaled Ch$285,583 million in 6M26 and Ch$126,806 million in 2Q26, representing a decrease of 0.4% compared to the same period in 2025, 20.1% compared to 1Q26, and 13.9% compared to

35

2Q25. As a result, the cost of risk increased from 1.43% in 2Q25 to 1.55% in 1Q26 and improved to 1.22% in 2Q26, reaching 1.38% in 6M26.

The impaired loan ratio increased from 6.8% in 2Q25 to 7.5% in 2Q26, reflecting loan restructuring. Consequently, the non-performing loan (NPL) ratio increased from 3.0% in 2Q25 to 3.4% in 2Q26, although the pace of deterioration appears to be moderating. It is important to note that asset quality indicators are being impacted by low portfolio growth.

Finally, the expected loss ratio (provisions for credit risk divided by total loans) has increased from 3.2% in 2Q25 to 3.3% in 2Q26 as a result of higher provisions established in recent periods, and the non-performing loan coverage ratio (which includes voluntary provisions set out by the Board of Directors in recent years) is at 107.6% in 2Q26.

Net credit risk provision expenses by product:

Financial accounting information

	YTD		% change	Quarterly			% change	
Ch$ million	**Jun-26**	**Jun-25**	**Jun-26/ Jun-25**	**2Q26**	**1Q26**	**2Q25**	**2Q26/ 2Q25**	**2Q26/ 1Q26**
Consumer	(203,142)	(156,671)	29.7%	(104,766)	(98,376)	(70,972)	47.6%	6.5%
Commercial	(73,625)	(110,209)	(33.2%)	(16,050)	(57,575)	(75,594)	(78.8%)	(72.1%)
Mortgage	(8,817)	(19,885)	(55.7%)	(5,990)	(2,826)	(698)	758.2%	112.0%
Provisions for credit risk	**(285,584)**	**(286,765)**	**(0.4%)**	**(126,806)**	**(158,777)**	**(147,264)**	**(13.9%)**	**(20.1%)**

Provision expenses for consumer loans increased by 29.7% in 6M26 compared to 6M25, by 6.5% compared to 1Q26, and by 47.6% compared to 2Q25, explained by higher provisions for the portfolio with normal performance. During the quarter, there were greater recoveries of non-performing consumer loans, and as a result, the non-performing loan ratio for the consumer portfolio improved from 2.2% in 2Q25 and 1Q26 to 2.1% in 2Q26. Meanwhile, the non-performing loan ratio for the consumer portfolio increased from 5.1% in 2Q25 to 5.2% in 1Q26 and 2Q26, indicating greater restructuring of customers during 2026. Consumer loan coverage reached 387% at the end of June 2026.

Provisions for commercial loans decreased by 33.2% in 6M26 compared to 6M25, primarily due to lower provisions for the commercial loan portfolio assessed as on a group basis. As mentioned previously, in the first quarter of 2026, a specific company in the mining sector experienced difficulties, leading to an increased provision and the use of additional provisions to cover the client's exposure. Compared to 1Q26, provisions for commercial loans decreased by 72.1% in 2Q26 and by 78.8% compared to 2Q25 due to the release of provisions related to the aforementioned client. The non-performing loan ratio for the commercial loan portfolio increased from 3.6% in June 2025 to 3.7% in March 2026 and 3.9% in June 2026. The impaired loan ratio for commercial loans stood at 8.3% in 2Q25, 9.0% in 1Q26, and 9.1% in 2Q26, taking into account more loans restructured during 2025. On the other hand, the non-performing loan coverage ratio for this portfolio remained high at 119.3% as of June 2026.

Provisions for mortgage loans decreased by 55.7% in the first six months of 2026 compared to the same period in 2025 due to lower provisions for non-performing loans and higher recoveries of previously written-off loans.

36

Compared to the previous quarter, they increased by 112.0% QoQ and by 758.2% compared to the second quarter of 2025 due to higher provisions for non-performing loans. The mortgage non-performing loan ratio stood at 3.4% for the quarter, with an impairment ratio of 6.6%. As a result, the non-performing loan coverage ratio for the mortgage portfolio remained at 34.2% in June 2026.

For more information on credit risk and asset quality, see Section 8: Risk.

Good performance in fees from brokerage of mutual funds and other major products.

Net fees remained stable in the six months ended June 30, 2026 compared to the same period in 2025 mainly due to higher fees on our main products such as mutual fund brokerage and current accounts and offset by lower performance in transactional products and other fees.

With this, the recurrence ratio (total net commissions divided by structural support expenses) increased from 61.9% YTD to June 2025 to 64.1% YTD to June 2026, demonstrating that almost two-thirds of the Bank's expenses are financed by the commissions generated by our customers.

Commissions per product:

Financial accounting information

The evolution of commissions per product was as follows:

	YTD		% change	Quarterly			% change	
Ch$ million	**Jun-26**	**Jun-25**	**Jun-26/ Jun-25**	**2Q26**	**1Q26**	**2Q25**	**2Q26/ 2Q25**	**2Q26/ 1Q26**
Card fees	73,945	75,134	(1.6%)	35,560	38,385	37,539	(5.3%)	(7.4%)
Payments	42,704	50,271	(15.1%)	18,686	24,018	25,920	(27.9%)	(22.2%)
Asset mgt & Insurance	80,561	69,418	16.1%	40,573	39,988	35,561	14.1%	1.5%
Accounts and collections	71,405	72,342	(1.3%)	35,779	35,626	36,355	(1.6%)	0.4%
Others	27,707	29,529	(6.2%)	10,792	16,915	13,068	(17.4%)	(36.2%)
Total commissions	**296,322**	**296,694**	**(0.1%)**	**141,390**	**154,932**	**148,443**	**(4.8%)**	**(8.7%)**

Credit and debit card fees decreased by 1.6% in 6M26 compared to the same period in 2025, by 7.4% QoQ, and by 5.3% compared to 2Q25, driven by lower transactionality related to consumer spending and, to a lesser extent, higher expense related to loyalty program campaigns during the quarter.

Payment fees are primarily generated by Getnet, the bank's acquiring business. The fees from Getnet experienced a contraction in the quarter and in the first six months of 2026 due to a more competitive environment following a period of strong growth. It currently has approximately 287,000 POS terminals in operation, consolidating its presence in the payments ecosystem.

37

Brokerage fees for asset management and insurance increased 16.1% in 6M26 compared to the same period in 2025 and 14.1% compared to 2Q25, reflecting higher demand, as a result of the expanding customer base, for investment products in a context of lower interest rates and insurance products associated with consumer loans, as well as non-loan-related insurance such as life and auto insurance. Brokerage fees increased 1.5% QoQ also driven by insurance associated with mortgage and consumer loans.

Current account and collection fees decreased 1.3% in 6M26 compared to the same period in 2025 and 1.6% compared to 2Q25, mainly due to lower income associated with loan collections and insurance premiums. In the quarter, current account and collection fees increased 0.4% QoQ due to higher fees from current account. Account openings continued to grow during the quarter, reaching a market share of 20.8% as of May 2026. Strong growth in dollar current accounts was also noteworthy, with digital account opening facilitating their adoption. As of May 2026, 507,584 accounts were registered, representing a market share of 36.4%.

Other fees decreased by 6.2% in 6M26 compared to the same period in 2025, by 17.4% in 2Q26 compared to 2Q25, and by 36.2% QoQ. Fees for loan prepayments performed well, primarily due to higher prepayments on commercial loans during the quarter. Furthermore, fees from guarantees also showed increased activity in standby letters of credit and cash guarantees during the quarter, although less than in 6M25, when demand from corporate clients and large companies was particularly high. Also noteworthy during the quarter were higher commissions generated by financial advisory services related to client debt restructurings. However, the quarter also saw increased fee expense on guarantee services provided by multilateral development organizations seeking to promote the growth of certain portfolios.

Net financial results income increased by 16.0% in 6M26.

Net financial results:

Financial accounting information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Jun-26**	**Jun-25**	**Jun-26/ Jun-25**	**2Q26**	**1Q26**	**2Q25**	**2Q26/ 2Q25**	**2Q26/ 1Q26**
Financial assets and liabilities for trading	173,973	(18,527)	-%	42,617	131,356	11,298	277.2%	(67.6%)
Result from the derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	14,957	(3,046)	-%	5,918	9,039	997	493.6%	(34.5%)
Foreign currency changes, readjustments and accounting hedges	(33,266)	155,739	-%	21,871	(55,137)	50,655	(56.8%)	-%
Total net financial transactions	**155,664**	**134,166**	**16.0%**	**70,406**	**85,258**	**62,950**	**11.8%**	**(17.4%)**

Net financial results showed a profit of Ch$155,664 million in 6M26, an increase of 16.0% compared to 6M25. This performance is mainly explained by higher gains in the valuation of derivative contracts and by the sale of commercial portfolio and available-for-sale portfolio, partially offset by lower results associated with the foreign currency position.

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Net financial results increased by 11.8% compared to 2Q25, due to a better result from the valuation of derivative contracts, while this line decreased by 17.4% in 2Q26 compared to 1Q26 with a lower gain from the valuation of derivative contracts in the quarter offset by better results associated with the foreign currency position.

For a better understanding of these lines, they are presented by business area in the following table:

Net financial results by business:

Non-accounting financial information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Jun-26**	**Jun-25**	**Jun-26/ Jun-25**	**2Q26**	**1Q26**	**2Q25**	**2Q26/ 2Q25**	**2Q26/ 1Q26**
Client	133,340	129,346	3.1%	62,626	70,714	59,244	5.7%	(11.4%)
Non-Client (1)	22,324	4,820	–%	7,780	14,544	3,706	109.9%	(46.5%)
Total net financial transactions	**155,664**	**134,166**	**16.0%**	**70,406**	**85,258**	**62,950**	**11.8%**	**(17.4%)**

1. Non-client income. These results include interest and mark-to-market effects from the Bank's trading portfolio, realized gains from the available-for-sale portfolio, and other results from the Finance Division.

Revenue from client treasury services reached Ch$133,340 million in 6M26, a 3.1% YoY increase and a 5.7% increase compared to 2Q25. This growth was driven by higher demand for fixed-income market making due to increased market volatility. However, revenue from client treasury services decreased by 11.4% QoQ, following a strong first quarter.

Non-client treasury income totaled a gain of Ch$22,324 million, mainly explained by the sale of commercial portfolio and ALCO and better hedging results.

Efficiency of 31.6% in 6M26 with operating expenses contracting YoY.

The Bank's efficiency index reached 31.6% as of June 30, 2026, an improvement over the 35.3% recorded in the same period of the previous year. The efficiency ratio stood at 30.8% in 2Q26, compared to 32.5% in 1Q26 and 35.6% in 2Q25. In line with this, the cost-to-asset ratio decreased to 1.4% in the first six months of 2026.

Operating expenses (which include other expenses) decreased by 4.3% compared to 6M25, primarily due to lower administrative costs. It's worth noting that during the first quarter of 2025, the Bank completed a major milestone with Project Gravity, which involved migrating from the mainframe to the cloud. During that period, both systems operated in parallel, resulting in higher costs. Furthermore, the transition to the new cloud infrastructure generated higher amortization and depreciation expenses associated with legacy systems.

Compared to 1Q26, operating expenses increased by 7.8%, driven by higher personnel expenses. Personnel expenses in the first quarter of the year show seasonality due to the holiday season in Chile. Operating expenses decreased by 2.0% compared to 2Q25 due to lower personnel and other expenses.

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Operating expenses:

Financial accounting information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Jun-26**	**Jun-25**	**Jun-26/ Jun-25**	**2Q26**	**1Q26**	**2Q25**	**2Q26/ 2Q25**	**2Q26/ 1Q26**
Personnel expenses	(209,228)	(205,806)	1.7%	(110,379)	(98,849)	(111,743)	(1.2%)	11.7%
Administrative expenses	(186,419)	(205,463)	(9.3%)	(94,780)	(91,639)	(94,741)	—%	3.4%
Depreciation and amortization	(66,653)	(68,026)	(2.0%)	(32,137)	(34,516)	(32,850)	(2.2%)	(6.9%)
Core support costs	**(462,300)**	**(479,295)**	**(3.5%)**	**(237,296)**	**(225,004)**	**(239,334)**	**(0.9%)**	**5.5%**
Other operational expenses	(32,771)	(37,075)	(11.6%)	(19,646)	(13,125)	(21,949)	(10.5%)	49.7%
Impairment	(134)	(1,098)	--%	-	(134)	(934)	(100.0%)	(100.0%)
Operating expenses	**(495,205)**	**(517,468)**	**(4.3%)**	**(256,942)**	**(238,263)**	**(262,217)**	**(2.0%)**	**7.8%**

Productivity and efficiency indicators:

Non-accounting financial information

	YTD		% Change	Quarterly			% Change	
	Jun-26	Jun-25	Jun-26/ Jun-25	2Q26	1Q26	2Q25	2Q26/ 2Q25	2Q26/ 1Q26
Branches	224	231	(3.0%)	224	228	231	(3.0%)	(1.8%)
Traditional	123	127	(3.1%)	123	123	127	(3.1%)	-%
WorkCafé	91	91	—%	91	94	91	—%	(3.2%)
Others	10	13	(23.1%)	10	11	13	(23.1%)	(9.1%)
Employees	**8,315**	**8,660**	**(4.0%)**	**8,315**	**8,355**	**8,660**	**(4.0%)**	**(0.5%)**
Efficiency ratio (1)	**31.6%**	**35.3%**	**(370)bp**	**30.8%**	**32.5%**	**35.6%**	**(480)bp**	**(170)bp**
Volume per branch ($mm) (2)	331,550	307,033	8.0%	331,550	316,942	307,033	8.0%	4.6%
Volume per employee ($mm) (3)	8,785	8,190	7.3%	8,785	8,599	8,190	7.3%	2.2%
Costs / Assets (4)	1.4%	1.5%	(10)bp	1.5%	1.4%	1.6%	(10)bp	10bp

1. Operating expenses divided by operating income.
2. Loans + deposits divided by branches (points of sale).
3. Loans + deposits divided by employees.
4. Annualized operating expenses / average total assets.

Personnel expenses increased by 1.7% in 6M26 compared to 6M25, primarily due to salary readjustments in line with inflation and higher severance payments, in the context of a 4.0% reduction in staff and a 3.0% decrease in the number of branches. This was offset by lower short-term incentives. Compared to 1Q26, personnel expenses increased by 11.7%, mainly due to higher salaries, where, for accounting purposes, the holiday season causes seasonality in this account. This was partially offset by lower severance payments. Compared to 2Q25, personnel expenses decreased by 1.2%, explained by lower severance payments for years of service offset by higher spending on training and salaries in line with inflation.

Administrative expenses decreased by 9.3% in 6M26 compared to the same period in 2025 due to lower technology and data processing expenses, largely related to the aforementioned Gravity project. Compared to

40

1Q26, administrative expenses increased by 3.4% due to higher IT and communications spending. Compared to 2Q25, administrative expenses remained stable.

Depreciation expenses decreased 2.0% in 6M26 compared to the same period in 2025 and 2.2% in 2Q26 compared to 2Q25, primarily due to lower depreciation of internally developed software. Compared to 1Q26, depreciation expenses decreased 6.9% QoQ due to the aforementioned factors, in addition to higher equipment depreciation during the quarter.

Other operating expenses decreased 11.6% in 6M26 compared to the same period in 2025, mainly due to the release of provisions associated with other contingencies in 1Q26. Compared to 1Q26, other operating expenses increased 49.7% QoQ due to the aforementioned release of provisions, which was not repeated in 2Q26. Compared to 2Q25, other operating expenses decreased 10.5% due to lower financial leasing credit operating expenses.

Other operating income, results from investments in companies and taxes:

Financial accounting information

	YTD		% Change	Quarterly			% Change	
Ch$ million	**Jun-26**	**Jun-25**	**Jun-26/ Jun-25**	**2Q26**	**1Q26**	**2Q25**	**2Q26/ 2Q25**	**2Q26/ 1Q26**
Other operating income	6,041	1,275	373.8%	753	5,288	521	44.5%	(85.8%)
Result from investments in companies	3,170	4,451	(28.8%)	1,945	1,225	3,238	(39.9%)	58.8%
Results of non-current assets and discontinued operations	(3,560)	(4,729)	(24.7%)	(756)	(2,804)	1,053	(171.8%)	(73.0%)
Tax expense	**(115,052)**	**(102,617)**	**12.1%**	**(59,143)**	**(55,909)**	**(49,820)**	**18.7%**	**5.8%**
Effective rate	**14.6%**	**15.5%**		**13.1%**	**16.6%**	**15.3%**		

Income tax expense in 6M26 totaled Ch$115,052 million, a 12.1% increase compared to the same period in 2025, a 5.8% QoQ increase, and an 18.7% increase compared to 2Q25 due to higher revenues in the quarter. For tax purposes, capital must be adjusted for inflation; therefore, when inflation is high, the effective tax rate tends to be lower. As of June 2026, the effective tax rate was 14.6%.

41

Section 7: Management Perspectives The Bank's Management continuously evaluates the evolution of the economic, regulatory, and competitive environment, as well as trends that could influence the institution's future performance. In this context, the perspectives presented in this section reflect Management's current view of the main challenges, opportunities, and factors that could impact the Bank's ability to generate sustainable value and maintain a solid financial position in the short, medium, and long term. These perspectives consider the Bank's defined strategy, its risk profile, the expected evolution of the markets in which it operates, and the capabilities developed to respond to a constantly changing environment. Furthermore, Management continuously monitors financial, commercial, operational, and sustainability indicators to support timely decision-making and strengthen value creation for clients, employees, shareholders, and other stakeholders. With all of the above in mind, the Bank's expectations for growth in volumes, capital and results for the year 2026 are as follows: Indicator Initial expectation Updated outlook 2Q26 Key factor Loan growth Mid single digits Mid single digits Demand reactivation driven by macro environment. NIM C. 4.0% C. 4.1% Baseline macroeconomic environment for interest rates and inflation and the asset and liability mix. Non NII growth Mid to High Single Digits Mid-Single Digits Customer growth and product usage. Does not include potential regulatory changes related to interchange fees. Efficiency Mid 30s% Low 30s% Inflation, total employees, exchange rate, productivity, and investment plans. Cost of credit c. 1.3% c. 1.35% Subject to the evolution of the cycle. ROAE 22-24% +24% Based on our estimates of key components including inflation, rates, and business growth. Regarding capital management, on July 3, the CMF (Financial Market Commission) held a second public consultation on the regulation updating the calculation of market risk weighted assets (MRWA), which had a two-week deadline. The CMF estimates that this will help reduce the system's MRWA by approximately 36%. The Bank is awaiting the final regulation to calculate an estimate of the impact on capital ratios, which should be positive. The Bank's Research team projects stronger economic growth in 2027, coupled with inflation converging to the Central Bank's target range of 3% and a potential reduction in the monetary policy rate. This scenario should boost customer demand for loans in the coming year. In the long term, ROAE is estimated to be above 20%, subject to macroeconomic projections and other external factors. 42

Section 8: Risks Risk management in 2Q26 has focused on strengthening our risk structure in the face of weak economic activity and the labor market as described in Section 3 of this document. Credit risk Estimated expected loss: The provision estimate is based on expected loss models, in accordance with Chapter B1 of the CMF's Compendium of Accounting Standards. The loan portfolio is divided into loans analyzed as a group and loans analyzed individually. Within each group, there are different provisioning models for consumer loans, mortgages, and commercial loans. In simplified terms, provisions for most loans are determined using the following expected loss formula: Further information on the loan models can be found in note 2 of the Bank's financial statements. Below you can see more details of the loan portfolio. 43

Loans and accounts receivable from customers As of June 30, 2026 (Ch$ million)	Assets before allowances						Established allowances								
	Normal Portfolio		Substandard Portfolio	Non-compliant portfolio		Total	Normal portfolio		Substandard Portfolio	Non-compliant portfolio		Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,600,658	4,591,078	1,130,102	695,540	527,968	13,545,346	68,900	68,287	47,133	246,303	178,076	608,699	945	609,644	12,935,702
Credits for foreign trade Chilean exports	889,333	14,402	47,553	18,204	2,644	972,136	16,763	434	6,139	10,933	1,440	35,709	-	35,709	936,427
Foreign trade credits for Chilean imports	708,489	86,218	34,591	14,825	3,744	847,867	22,315	2,525	3,143	11,922	2,038	41,943	-	41,943	805,924
Foreign trade credits between third countries	7,322	-	423	-	-	7,745	142	-	59	-	-	201	-	201	7,544
Current account debtors	56,241	32,173	5,240	1,461	8,236	103,351	1,184	966	421	746	4,592	7,909	-	7,909	95,442
Credit card debtors	30,665	115,544	2,648	930	14,227	164,014	800	3,498	364	384	7,928	12,974	-	12,974	151,040
Factoring operations	836,807	31,440	24,120	6,106	3,860	902,333	10,170	542	2,640	4,232	2,353	19,937	-	19,937	882,396
Commercial financial leasing operations	659,873	138,866	102,835	46,168	10,059	957,801	3,452	1,059	3,014	9,288	7,784	24,597	2	24,599	933,202
Student loans	-	20,752	-	-	5,544	26,296	-	497	-	-	1,423	1,920	-	1,920	24,376
Other credits and accounts receivable	5,289	72,830	1,074	1,346	9,542	90,081	77	2,601	86	566	5,314	8,644	-	8,644	81,437
Subtotal	**9,794,677**	**5,103,303**	**1,348,586**	**784,580**	**585,824**	**17,616,970**	**123,803**	**80,409**	**62,999**	**284,374**	**210,948**	**762,533**	**947**	**763,480**	**16,853,490**
Mortgage loans															
Loans with letters of credit	-	-	-	-	13	13	-	-	-	-	1	1	-	1	12
Mortgages transferable mutual loans	-	192	-	-	22	214	-	-	-	-	4	4	-	4	210
Loans with mutual funds financed with mortgage bonds	-	71,230	-	-	3,273	74,503	-	90	-	-	257	347	-	347	74,156
Other mortgage loans with mutual funds	-	16,345,174	-	-	1,147,843	17,493,017	-	34,826	-	-	151,167	185,993	-	185,993	17,307,024
Financial leasing operations for mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other credits and accounts receivable	-	116,709	-	-	11,655	128,364	-	314	-	-	1,506	1,820	-	1,820	126,544
Subtotal	**-**	**16,533,305**	**-**	**-**	**1,162,806**	**17,696,111**	**-**	**35,230**	**-**	**-**	**152,935**	**188,165**	**-**	**188,165**	**17,507,946**
Consumer loans															
Consumer loans in installments	-	3,634,873	-	-	272,189	3,907,062	-	158,404	-	-	159,114	317,518	-	317,518	3,589,544
Current account debtors	-	117,836	-	-	8,777	126,613	-	6,815	-	-	5,022	11,837	-	11,837	114,776
Credit card debtors	-	1,995,101	-	-	35,314	2,030,415	-	81,485	-	-	20,524	102,009	-	102,009	1,928,406
Consumer financial leasing operations	-	1,380	-	-	1	1,381	-	33	-	-	-	33	-	33	1,348
Other credits and accounts receivable	-	19	-	-	492	511	-	4	-	-	285	289	-	289	222
Subtotal	**-**	**5,749,209**	**-**	**-**	**316,773**	**6,065,982**	**-**	**246,741**	**-**	**-**	**184,945**	**431,686**	**-**	**431,686**	**5,634,296**
TOTAL	**9,794,677**	**27,385,817**	**1,348,586**	**784,580**	**2,065,403**	**41,379,063**	**123,803**	**362,380**	**62,999**	**284,374**	**548,828**	**1,382,384**	**947**	**1,383,331**	**39,995,732**

Distribution by economic sector The Bank's portfolio is highly diversified, with no significant exposure to specific industries, which contributes to greater stability and resilience over time. 8.2% 8.7% 13.1% 20.3% 27.6% 42.5% 42.7% 14.6% 0.1% Interbank Consumer Mortgage Commercial Social services and other community services Trade Real estate services Agriculture, livestock farming, fishing, forestry, etc. Manufacture Electricity, gas and water Construction Transport Financial services Telecommunications Mining Oil and natural gas Total portfolio Commercial Portfolio 0% 20% 40% 60% 80% 100% Credit quality of debtors As of June 2026, the non-performing loan ratio increased slightly to 3.4%, while the impaired loan ratio rose to 7.5%. During 2025, the Bank implemented several initiatives to strengthen portfolio quality, including write-offs. However, in the first quarter of 2026, a one-off deterioration was observed for a commercial client assessed on an individual basis. This led to an increase in the loan loss provision coverage for this exposure, which was reversed during the second quarter. As a result, the commercial non-performing loan ratio reached 3.9% in June 2026, while the impaired loan ratio increased from 8.6% in December 2025 to 9.1% at the end of June 2026. In the mortgage portfolio, a deterioration was observed during 2024, associated with lower household liquidity and an increase in the total installment in the recent years due to high inflation. During 2025, clients began renegotiating their loans, and NPLs showed signs of stabilization, reaching 3.1% in December 2025 and 3.4% in June 2026. Meanwhile, the impaired loan ratio reached 6.3% and 6.6%, respectively. It is worth noting that these loans are secured by real estate, maintaining a loan-to-value (LTV) ratio of around 60% of the outstanding loan portfolio. The consumer portfolio continues to show good performance with a stable impairment ratio of 5.2% and an improvement in the NPL ratio from 2.5% in December 2025 to 2.1% in June 2026. Total loan provisions decreased 0.4% YoY and 20.1% QoQ, explained by the specific case of the commercial portfolio, which was reversed in 2Q26. With that, the non-performing loan coverage ratio, including additional provisions, reached 107.6% in June 2026, and the expected loss ratio (loan loss provisions divided by total loans) increased to 3.3%. Significant rainfall has been recorded in various parts of the country during July, particularly in the Atacama and Coquimbo regions, where unusually high levels for this time of year have been observed. Management is continuously monitoring the evolution of these events and their potential effects on client activity and the various 45 business segments. In this regard, no material impacts on the loan portfolio or significant changes in the Bank's main risk and asset quality indicators are anticipated. Furthermore, this rainfall has contributed to the recovery of reservoirs and water reserves in several regions of the country, especially in the north, strengthening the future availability of water resources for economic activities dependent on this resource.

The Bank will continue to assess the evolving situation and its potential impact on economic activity and specific productive sectors, maintaining prudent and timely management of associated risks.

Asset quality

				% Change	
Ch$ million	**Jun-26**	**Dec-25**	**Jun-25**	**Jun-26/ Jun-25**	**Jun-26/ Dec-25**
Total loans[1]	41,426,625	40,932,880	40,942,542	1.2%	1.2%
Loan loss allowances (LLAs)[2]	(1,545,496)	(1,526,305)	(1,481,810)	4.3%	1.3%
Non-Performing Loans[3] (NPLs)	**1,435,695**	**1,332,660**	**1,229,830**	**16.7%**	**7.7%**
Consumer NPLs	127,085	153,358	129,215	(1.6%)	(17.1%)
Commercial NPLs	711,986	636,629	629,779	13.1%	11.8%
Mortgage NPLs	596,624	542,674	470,836	26.7%	9.9%
Impaired loans[4]	**3,120,504**	**2,941,628**	**2,789,706**	**11.9%**	**6.1%**
Consumer impaired loans	316,772	327,206	301,420	5.1%	(3.2%)
Commercial impaired loans	1,640,927	1,514,001	1,470,706	11.6%	8.4%
Mortgage impaired loans	1,162,805	1,100,422	1,017,580	14.3%	5.7%
Expected loss ratio[5] (LLA / total loans)	3.3%	3.3%	3.2%		
NPL ratio (NPL / total loans)	**3.4%**	**3.2%**	**3.0%**		
Consumer NPL ratio	2.1%	2.5%	2.2%		
Commercial NPL ratio	3.9%	3.6%	3.6%		
Mortgage NPL ratio	3.4%	3.1%	2.7%		
Impaired loan ratio (impaired / total loans)	**7.5%**	**7.1%**	**6.8%**		
Consumer impaired ratio	5.2%	5.4%	5.1%		
Commercial impaired ratio	9.1%	8.6%	8.3%		
Mortgage impaired ratio	6.6%	6.3%	5.8%		
NPL coverage ratio[6]	107.6%	114.5%	120.5%		
Coverage ratio without mortgages[7]	159.9%	167.6%	169.2%		
Consumer coverage ratio[8]	387.0%	325.7%	379.9%		
Commercial coverage ratio[9]	119.3%	129.5%	126.0%		
Mortgage coverage ratio[10]	34.2%	37.2%	42.0%		

1. It includes interbank loans.
2. Adjusted to include additional provisions (Ch$185 billion in June 2025, Ch$185 billion in December 2025 and Ch$162 billion in June 2026).
3. Total gross amount of loans with at least one payment more than 90 days overdue.
4. Includes: (a) for loans individually assessed for impairment: (i) the amount of all loans of customers classified between C1 and C6 and (ii) the amount of all customers with at least one loan in arrears (and not a mortgage with less than 90 days overdue), regardless of category; and (b) for loans collectively assessed for impairment, the amount of all placements of a customer when the customer is in arrears on at least one loan or has been renegotiated.
5. LLA / Total Loans. Measures the percentage of loans for which the bank sets aside provisions based on its internal model and CMF regulations. Adjusted to include additional provisions (Ch$185 billion in June 2025, Ch$185 billion in December 2025, and Ch$162 billion in June 2026).
6. LLA/NPLs. Adjusted to include additional provisions (Ch$185 billion in June 2025, Ch$185 billion in December 2025 and Ch$162 billion in June 2026).
7. Commercial and consumer LLAs / Commercial and consumer NPLs. Adjusted to include additional provisions (Ch$ 168 billion as of June 2025 and December 2025 and Ch$ 146 billion as of June 2026)
8. Consumer LLA/Consumer NPLs. Adjusted to include the $60 billion additional provision for the consumer portfolio.
9. Commercial LLA/commercial NPLs. Adjusted to include $108 billion in June 2025 and December 2025, and $86 billion in June 2026.
10. LLA of mortgage/mortgage NPLs. Adjusted to include additional provisions of $17 billion as of June 2025 and December 2025 and $16 billion as of June 2026 for the mortgage portfolio.

46

Market risk There are four main market risks that can affect the Bank: exchange rate, inflation, interest rate, and liquidity. Their measurement and control are the responsibility of the Market Risk Management team, which is part of the Risk Division. Limits are approved by the various committees in charge, primarily the Market Committee and the Assets and Liabilities Committee (ALCO). The main market risks are also reviewed by the Integrated Risk Committee. The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and the Risk Management: • Optimizing the cost of liabilities by seeking the most efficient financing strategies, including the issuance of bonds and bank lines of credit. • Manage short- and long-term regulatory liquidity limits. • Inflation risk management and exposure. • Manage local and foreign currency exchange rate risk. • Capital adequacy and requirements. Liquidity risk The Financial Management area manages liquidity risk using a portfolio of liquid assets to ensure the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term financing, in compliance with internal regulatory liquidity requirements. The Financial Management Department receives information from all business units regarding the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business activities. Based on this information, the area maintains a portfolio of short-term liquid assets, primarily consisting of liquid investments, loans, and advances to other banks, to ensure the Bank has sufficient liquidity. The liquidity needs of the business units are met through short-term transfers from Financial Management to cover short-term fluctuations and long-term financing to address all structural liquidity requirements. The Bank monitors its liquidity position daily, determining future cash inflows and outflows. Additionally, stress tests are conducted at the end of each month, using a variety of scenarios that encompass both normal market conditions and market fluctuations. Liquidity policies and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated by the Market Risk Department, detailing the liquidity position of the Bank and its subsidiaries, including exceptions and corrective measures taken. These reports are submitted periodically to the ALCO for review. The Bank obtains demand and time deposits from its customer base, while the Finance Department obtains funding from correspondent banks, debt instruments, commercial paper, and wholesale time deposits. Although most obligations to banks and debt instruments mature in more than one year, customer and wholesale deposits tend to have shorter maturities, with a large proportion payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk, and therefore, the Bank actively manages this risk through continuous monitoring of market trends and pricing management. 47

High-quality liquid assets High-quality liquid assets (HQLAs) are an essential component of liquidity risk management. They consist of balance sheet assets, primarily composed of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 assets the least liquid. As of June 30, 2026, the Bank's HQLA amounted to $8,446,542 million and corresponded mainly to Level 1 liquid assets, composed mainly of bonds of the Republic of Chile, Central Bank of Chile and United States Treasury. Liquid Assets (Consolidated Ch$ million) Tier 1: Available, 1,697,584 Tier 1: Fixed Income, 6,746,426 Tier 2: Fixed Income, 2,532 Regarding liquidity, the main metrics managed by the Bank's Finance Division are the following: 1. Liquidity Coverage Ratio (LCR). 2. Net stable financing ratio (NSFR). LCR The Liquidity Coverage Ratio (LCR) measures the percentage of liquid assets relative to net cash outflows. This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, enabling banks to maintain a stable funding profile relative to their operations. As of June 30, 2026, this indicator for Banco Santander Chile stood at 177.1% above the minimum (100%). This reflects the conservative liquidity requirements established by the board of directors through the ALCO committee. 48

Evolution of LCR 177.7% 171.8% 187.7% 151.4% 177.1% Jun-25 Sept-25 Dec-25 Mar-26 Jun-26 NSFR This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, enabling banks to maintain a stable funding profile relative to their operations. As of June 30, 2026, the NSFR stood at 118.2%. Evolution of NSFR 106.6% 111.0% 115.1% 115.6% 118.2% Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Interest rate risk: banking book For its financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short- term interest rates, resulting in mismatches when interest rate adjustments occur. To manage this risk, Banco Santander Chile conducts a sensitivity analysis regarding both local and foreign currencies. Through simulations, limits are set on the maximum potential loss that interest rate movements could have on capital and net financial income budgeted for the year. 49

6/30/2026 Effect on financial income Effect on capital Financial management portfolio – local currency (in $MM) Loss limit 98,072 343,819 High 14,006 128,619 Low 11,605 96,459 Average 830 117,120 Financial management portfolio – foreign currency (in MM$US) Loss limit 27,833 185,550 High 9,586 45,902 Low — — Average 2,476 13,638 Financial management portfolio – consolidated (in $MM) Loss limit 98,072 343,819 High 18,456 274,800 Low 4,600 220,720 Average 9,522 251,538 VaR trading portfolio In the case of the trading portfolio, risk is estimated and managed using Value at Risk (VaR) limits, which have been maintained within the established risk limits. Due to the rules established by the Assets and Liabilities Committee (ALCO), the Bank should not have significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled using Value at Risk (VaR) limits. The table below shows the evolution of the Bank's consolidated VaR for the trading portfolio, which includes foreign exchange risk and interest rate risk. VAR June 30, 2026 US$ million Consolidated: High 2.89 Low 0.88 Average 1.79 Fixed income investments: High 2.50 Low 0.85 Average 1.67 Foreign currency investments High 1.77 Low 0.06 Average 0.47 50

Risk of inflation The Bank holds assets and liabilities that are adjusted according to the variation of the Unidad de Fomento (UF). Generally, the Bank has more assets than liabilities denominated in UF, and therefore, moderate increases in inflation have a positive effect on adjustment income, while a decrease in the value of the UF negatively affects the Bank's margin. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF as a percentage of interest-bearing assets. UF Gap (Ch$ million) 8,289,531 ju n- 22 se pt -2 2 de c- 22 m ar -2 3 ju n- 23 se pt -2 3 de c- 23 m ar -2 4 ju n- 24 se p- 24 de c- 24 m ar -2 5 ju n- 25 se p- 25 de c- 25 m ar -2 6 ju n- 26 2,500,000 5,000,000 7,500,000 10,000,000 Operational risk As of June 30, 2026, the operating profit from operational risk totaled Ch$20,193 million, mainly related to higher expenses for external fraud compared to the same period in 2025. 51

Section 9: Credit Risk Classifications The Bank has the following credit ratings: International ratings Moody’s Rating Bank Deposit A2/P-1 Baseline Credit Assessment Baa1 Adjusted Baseline Credit Assessment Baa1 Senior Unsecured A2 Outlook Stable Standard and Poor’s Rating Long-term Foreign Issuer Credit A- Long-term Local Issuer Credit A- Short-term Foreign Issuer Credit A-2 Short-term Local Issuer Credit A-2 Outlook Stable JCR Rating Foreign Currency Long-term Debt A+ Outlook Stable HR Ratings Rating Long-term Issuer Credit AA- Outlook Stable Local ratings Local ratings Feller Rate Moody's (local) Shares Level 1 1CN1 Short-term deposits N1+ N1+ Long-term deposits AAA AAA Mortgage finance bonds AAA AAA Senior bonds AAA AAA Subordinated bonds AA+ AA+ 52

Section 10: Share Performance

As of June 30, 2026

Shareholder structure



Free float
33%
Santander Group
67%

Average traded volume

US$ million, Last twelve months to June 30, 2026



14.3
7.7
6.6
Jun-26
Santiago Stock Exchange
NYSE

Stock price

ADR Price (US$) 6M26	
30/06/2026:	32.90
Maximum:	37.40
Minimum:	22.88
Local stock price ($) 6M26	
30/06/2026:	75.50
Maximum:	79.85
Minimum:	55.80

Total Return

Santander ADR vs. MSCI EM (Base 100 = 12/31/2025)



BSAC
MSCI EM
22.98
9.94
Dec-25
Mar-26
Jun-26

Dividends

Year paid	$/share	% profit from previous year
2023	2.57	60%
2024	1.84	70%
2025	3.19	70%
2026	3.35	60%

Total Return

Santander vs IPSA (base 100= 12/31/2025)



BSAN
IPSA
11.14
3.42
Dec-25
Mar-26
Jun-26

Share information

Market capitalization: US$ million	15,397
P/E last 12 months*:	13.50
P/BV (30/06/2026)**:	2.90
Dividend yield***:	4.5%

* Price as of June 30, 2026 / earnings of the last 12 months. ** Price/book value as of May 31, 2026. ***Based on the closing price of the record date of the last dividend paid

53

Annex 1: Balance Sheet

ASSETS	Jun-26	Dec-25	Jun-26/ Dec-25
	Ch$ Million		% Variation
Cash and deposits in banks	1,895,212	1,975,644	(4.1%)
Cash items in process of collection	2,236,352	1,185,633	88.6%
Financial assets for trading at fair value through earnings	11,100,132	11,594,405	(4.3%)
Financial derivative contracts	*10,588,911*	*10,879,777*	*(2.7%)*
Debt financial instruments	*511,221*	*714,628*	*(28.5%)*
Financial assets at fair value with changes in other comprehensive income	5,072,701	3,889,952	30.4%
Debt financial instruments	*4,622,947*	*3,598,366*	*28.5%*
Other financial instruments	*449,754*	*291,586*	*54.2%*
Financial derivative contracts for hedge accounting	304,348	261,192	16.5%
Financial assets at amortized cost	46,580,881	45,544,899	2.3%
Investments under resale agreements	*861,341*	*427,983*	*101.3%*
Debt financial instruments	*5,676,311*	*5,525,242*	*2.7%*
Interbank loans, net	*47,497*	*68,071*	*(30.2%)*
Credits and accounts receivable from clients - Commercial	*16,853,490*	*16,647,200*	*1.2%*
Credits and accounts receivable from clients - Mortgage	*17,507,946*	*17,258,525*	*1.4%*
Credits and accounts receivable from customers - Consumer	*5,634,296*	*5,617,878*	*0.3%*
Investments in companies	68,338	67,040	1.9%
Intangible assets	84,445	91,475	(7.7%)
Property, plant and equipment	165,974	178,955	(7.3%)
Assets with leasing rights	99,562	93,482	6.5%
Current taxes	1,867	113	1552.2%
Deferred taxes	493,293	486,523	1.4%
Other assets	2,140,218	2,644,044	(19.1%)
Non-current assets and disposal groups for sale	80,008	81,599	(1.9%)
TOTAL ASSETS	70,323,331	68,094,956	3.3%

LIABILITIES	Ch$ Millions		% Variation
Cash items in process of being cleared	2,112,753	1,068,216	97.8%
Financial liabilities to be traded at fair value through profit or loss	10,049,334	10,587,308	(5.1%)
Financial derivative contracts	*10,049,334*	*10,587,308*	*(5.1%)*
Financial derivative contracts for hedge accounting	818,324	912,716	(10.3%)
Financial liabilities at amortized cost	46,439,507	44,682,274	3.9%
Deposits and other demand obligations	*13,943,771*	*14,075,590*	*(0.9%)*
Deposits and other term deposits	*18,447,020*	*16,493,783*	*11.8%*
Obligations for repurchase agreements and securities loans	*3,232,935*	*2,755,243*	*17.3%*
Obligations with banks	*3,378,281*	*3,434,237*	*(1.6%)*
Debt financial instruments issued	*7,223,482*	*7,699,100*	*(6.2%)*
Other financial obligations	*214,018*	*224,321*	*(4.6%)*
Lease contract obligations	48,766	40,649	20.0%
Regulatory capital financial instruments issued	2,645,259	2,577,961	2.6%
Provisions for contingencies	129,646	168,594	(23.1%)
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	398,756	637,190	(37.4%)
Special provisions for credit risk	231,109	247,533	(6.6%)
Current taxes	52,385	83,084	(36.9%)
Deferred taxes	4,819	1,785	-%
Other liabilities	2,254,353	2,248,006	0.3%
TOTAL LIABILITIES	65,185,011	63,255,316	3.1%
EQUITY			
Capital	891,303	891,303	0.0%
Reserves	3,877,287	3,459,800	12.1%
Other accumulated comprehensive income	(90,390)	(71,181)	27.0%
Items that will not be reclassified in results	*2,118*	*1,716*	*23.4%*
Elements that can be reclassified in results	*(92,508)*	*(72,897)*	*26.9%*
Accumulated profits (losses) from previous years	39,011	23,757	64.2%
Net income (loss) for the year	655,759	1,053,209	(37.7%)
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	(398,756)	(637,190)	(37.4%)
Total Shareholders' Equity	4,974,214	4,719,698	5.4%
Non-controlling interest	164,106	119,942	36.8%
TOTAL EQUITY	5,138,320	4,839,640	6.2%
TOTAL LIABILITIES AND EQUITY	70,323,331	68,094,956	3.3%

54

Annex 2: Income statement YTD

	Jun-26	Jun-25	Jun-26/ Jun-25
	Ch$ million		% Variation
Interest income	1,674,469	1,691,718	(1.0%)
Interest expenses	(769,256)	(832,574)	(7.6%)
Net interest income	**905,213**	**859,144**	**5.4%**
Readjustment income	366,804	259,697	41.2%
Readjustment expenses	(161,515)	(85,294)	89.4%
Net income from readjustments	**205,289**	**174,403**	**17.7%**
Net interest income and readjustments	**1,110,502**	**1,033,547**	**7.4%**
Fee and commission income	535,506	522,975	2.4%
Fee and commission expenses	(239,184)	(226,282)	5.7%
Net fee and commission income	**296,322**	**296,693**	**(0.1%)**
Financial assets for trading at fair value through earnings	173,973	(18,527)	(1039.0%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	14,957	(3,046)	--%
Changes, readjustments and hedge accounting in foreign currency	(33,266)	155,739	(121.4%)
Net financial result	**155,664**	**134,166**	**16.0%**
Result from investments in companies	3,170	4,451	(28.8%)
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(3,560)	(4,729)	(24.7%)
Other operating income	6,041	1,275	373.8%
Total operating income	**1,568,139**	**1,465,403**	**7.0%**
Expenses for employee benefit obligations	(209,228)	(205,806)	1.7%
Administration expenses	(186,419)	(205,463)	(9.3%)
Depreciation and amortization	(66,653)	(68,026)	(2.0%)
Impairment of non-financial assets	(134)	(1,098)	(87.8%)
Other operating expenses	(32,771)	(37,075)	(11.6%)
Total operating expenses	**(495,205)**	**(517,468)**	**(4.3%)**
Operating income before credit losses	**1,072,934**	**947,935**	**13.2%**
Expense for provisions established for credit risk of loans at amortized cost	(401,091)	(476,891)	(15.9%)
Expense for special provisions for credit risk	16,918	97,688	(82.7%)
Recovery of written-off loans	99,987	93,275	7.2%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(1,397)	(836)	67.1%
Credit loss expense	**(285,583)**	**(286,764)**	**(0.4%)**
Net income from ordinary activities before tax	**787,351**	**661,171**	**19.1%**
Income tax	(115,052)	(102,617)	12.1%
Net income from ordinary activities	**672,299**	**558,554**	**20.4%**
Income attributable to shareholders	**655,759**	**550,355**	**19.2%**
Income for non-controlling interest	**16,540**	**8,199**	**101.7%**

55

Annex 3: Quarterly income statement

	2Q26	1Q26	2Q25	2Q26/2Q25	2Q26/1Q26
		Ch$ million		% Variation	
Interest income	842,165	832,304	853,701	(1.4%)	1.2%
Interest expenses	(394,462)	(374,794)	(418,397)	(5.7%)	5.2%
Net interest income	**447,703**	**457,510**	**435,304**	**2.8%**	**(2.1%)**
Readjustment income	324,532	42,272	127,814	153.9%	667.7%
Readjustment expenses	(151,260)	(10,255)	(43,205)	250.1%	1375.0%
Net income from readjustments	**173,272**	**32,017**	**84,609**	**104.8%**	**441.2%**
Net interest income and readjustments	**620,975**	**489,527**	**519,913**	**19.4%**	**26.9%**
Fee and commission income	265,170	270,336	258,905	2.4%	(1.9%)
Fee and commission expenses	(123,780)	(115,404)	(110,463)	12.1%	7.3%
Net fee and commission income	**141,390**	**154,932**	**148,442**	**(4.8%)**	**(8.7%)**
Financial assets for trading at fair value through earnings	42,617	131,356	11,298	277.2%	(67.6%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	5,918	9,039	997	493.6%	(34.5%)
Changes, readjustments and hedge accounting in foreign currency	21,871	(55,137)	50,655	(56.8%)	(139.7%)
Net financial result	**70,406**	**85,258**	**62,950**	**11.8%**	**(17.4%)**
Result from investments in companies	1,945	1,225	3,238	(39.9%)	58.8%
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(756)	(2,804)	1,053	(171.8%)	(73.0%)
Other operating income	753	5,288	521	44.5%	(85.8%)
Total operating income	**834,713**	**733,426**	**736,117**	**13.4%**	**13.8%**
Expenses for employee benefit obligations	(110,379)	(98,849)	(111,743)	(1.2%)	11.7%
Administration expenses	(94,780)	(91,639)	(94,741)	—%	3.4%
Depreciation and amortization	(32,137)	(34,516)	(32,850)	(2.2%)	(6.9%)
Impairment of non-financial assets	-	(134)	(934)	(100.0%)	(100.0%)
Other operating expenses	(19,646)	(13,125)	(21,949)	(10.5%)	49.7%
Total operating expenses	**(256,942)**	**(238,263)**	**(262,217)**	**(2.0%)**	**7.8%**
Operating income before credit losses	**577,771**	**495,163**	**473,900**	**21.9%**	**16.7%**
Expense for provisions established for credit risk of loans at amortized cost	(170,603)	(230,488)	(213,764)	(20.2%)	(26.0%)
Expense for special provisions for credit risk	(4,144)	21,062	20,646	(120.1%)	(119.7%)
Recovery of written-off loans	48,968	51,019	46,417	5.5%	(4.0%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(1,027)	(370)	(562)	82.7%	177.6%
Credit loss expense	**(126,806)**	**(158,777)**	**(147,263)**	**(13.9%)**	**(20.1%)**
Net income from ordinary activities before tax	**450,965**	**336,386**	**326,637**	**38.1%**	**34.1%**
Income tax	(59,143)	(55,909)	(49,820)	18.7%	5.8%
Net income from ordinary activities	**391,822**	**280,477**	**276,817**	**41.5%**	**39.7%**
Income attributable to shareholders	**382,570**	**273,189**	**272,558**	**40.4%**	**40.0%**
Income for non-controlling interest	**9,252**	**7,288**	**4,259**	**117.2%**	**26.9%**

56

Annex 4: Key quarterly ratios and other relevant information

(Ch$ million)	2Q25	3Q25	4Q25	1Q26	2Q26
Loans					
Consumer	5,895,818	5,901,594	6,057,304	6,104,825	6,065,981
Mortgage	17,486,514	17,454,306	17,443,563	17,353,554	17,696,109
Commercial	17,545,365	17,600,148	17,363,835	17,387,253	17,616,969
Interbank	14,845	32,230	68,178	52,494	47,565
Total loans (including interbank)	**40,942,542**	**40,988,278**	**40,932,880**	**40,898,126**	**41,426,625**
Provisions	(1,296,712)	(1,315,955)	(1,341,207)	(1,387,680)	(1,383,398)
Loans net of provisions	**39,645,830**	**39,672,322**	**39,591,673**	**39,510,446**	**40,043,227**

Deposits					
Demand deposits	13,120,949	13,104,053	14,075,590	13,746,374	13,943,771
Term deposits	16,493,664	16,252,367	16,493,783	17,247,579	18,447,020
Total deposits	**29,614,613**	**29,356,420**	**30,569,372**	**30,993,953**	**32,390,791**
Mutual funds (off-balance sheet)	14,799,104	15,276,206	14,556,643	15,453,154	15,934,831
Total customer funds	**44,413,717**	**44,632,626**	**45,126,015**	**46,447,107**	**48,325,622**
Loans / Deposits [1]	**98.4%**	**100.3%**	**96.8%**	**95.7%**	**94.5%**
Average balances					
Average interest earning assets	50,519,020	50,627,398	50,876,386	50,914,934	52,499,570
Average loans	41,006,752	40,989,877	40,925,553	40,750,963	41,135,696
Average assets	67,259,749	67,521,315	68,694,623	69,348,484	70,288,747
Average demand deposits	13,645,304	13,078,837	13,340,062	13,809,350	14,345,478
Average equity	4,455,015	4,541,356	4,653,722	4,753,604	4,854,480
Average available funds (demand + equity)	18,100,319	17,620,192	17,993,784	18,562,954	19,199,958

Capitalization					
Risk-weighted assets (RWA)	41,490,076	42,544,364	41,715,467	43,760,294	43,812,321
Capital (CET1)	4,512,040	4,601,080	4,601,923	4,757,027	4,868,882
AT1	650,354	671,738	629,468	648,694	644,353
Tier I	5,162,395	5,272,818	5,231,391	5,405,722	5,513,235
Tier II	1,868,319	1,812,960	1,815,930	1,760,236	1,766,072
Regulatory equity	7,030,714	7,085,778	7,047,321	7,165,957	7,279,307
Core Capital ratio	**10.9%**	**10.8%**	**11.0%**	**10.9%**	**11.1%**
Tier I ratio	**12.4%**	**12.4%**	**12.5%**	**12.4%**	**12.6%**
Tier II ratio	**4.5%**	**4.3%**	**4.4%**	**4.0%**	**4.0%**
BIS ratio	**16.9%**	**16.7%**	**16.9%**	**16.4%**	**16.6%**

Profitability and efficiency					
Net Interest Margin (NIM) [2]	4.1%	3.8%	4.0%	3.8%	4.7%
Efficiency ratio [3]	35.6%	37.0%	36.4%	32.5%	30.8%
Costs / assets [4]	1.6%	1.6%	1.5%	1.4%	1.5%
Average demand deposits / generating assets	27.0%	25.8%	26.2%	27.1%	27.3%
Return on average equity	**24.5%**	**21.8%**	**21.9%**	**23.0%**	**31.5%**
Return on average assets	1.6%	1.5%	1.5%	1.6%	2.2%
Return on RWA	2.6%	2.9%	2.4%	2.6%	3.5%

57

(Ch$ million)	2Q25	3Q25	4Q25	1Q26	2Q26
Asset quality					
Impaired portfolio [5]	**2,789,706**	**2,813,387**	**2,941,628**	**3,039,481**	**3,120,504**
Non-Performing Loans (NPLs) [6]	**1,229,830**	**1,257,571**	**1,332,660**	**1,352,245**	**1,435,695**
Past due loans (more than 90 days) [7]	613,698	664,852	697,497	763,772	786,647
Provisions	(1,296,712)	(1,315,955)	(1,341,207)	(1,387,680)	(1,383,398)
Impaired / total loans	6.8%	6.8%	7.1%	7.4%	7.5%
NPLs/total loans	3.0%	3.1%	3.2%	3.3%	3.4%
PDL / total loans	1.5%	1.6%	1.7%	1.9%	1.9%
NPL coverage (provisions/NPLs)	105.4%	104.6%	100.6%	102.6%	96.4%
PDL Coverage (Provisions/PDLs)	211.3%	197.9%	192.3%	181.7%	175.9%
Expected loss ratio (provisions/loans) [8]	3.2%	3.2%	3.3%	3.4%	3.3%
Cost of credit (annualized provision expense/average loans)	1.4%	1.4%	1.4%	1.5%	1.2%

Customers and service channels (#)					
Total customers	4,514,552	4,579,848	4,608,182	4,757,797	4,825,551
Digital clients	2,299,287	2,292,496	2,291,971	2,279,852	2,253,290
Branches	231	231	229	228	224
ATMs (includes depository ATMs)	2,066	2,063	2,055	2,064	2,070
Employees	8,660	8,583	8,526	8,355	8,315

Market information (at period end)					
Net income per share ($)	**1.40**	**1.30**	**1.40**	**1.40**	**2.00**
Net income per ADR (US$)	**0.60**	**0.50**	**0.60**	**0.60**	**0.90**
Share price	58.20	63.70	71.10	76.70	75.50
ADR Price	24.60	26.50	31.10	33.40	32.90
Market capitalization (US$mm)	11,773	12,355	14,652	15,900	15,397
Number of shares	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471

Other data					
Quarterly UF variation [9]	1.0%	0.6%	0.6%	0.3%	2.5%
Monetary Policy Rate (nominal)	5.0%	4.8%	4.5%	4.5%	4.5%
Observed dollar ($/US$) (end of period)	931.50	961.65	900.69	927.75	921.09

1. Ratio = (net loans - portion of mortgages financed with long-term bonds) / (time deposits + demand deposits).
2. NIM = Annualized net interest and inflation-linked income divided by interest-earning assets.
3. Efficiency ratio = operating expenses / operating income.
4. Costs / Assets = (Personnel Expenses + Administrative Expenses + Depreciation) / Total Assets.
5. Impaired Portfolio: Impaired loans include: (A) for loans assessed individually for impairment, (i) the carrying value of all loans to customers rated C1 to C6 and (ii) the carrying value of loans to an individual customer with one loan that is in default, regardless of category, excluding residential mortgage loans, if the past-due amount of the mortgage loan is less than 90 days; and (B) for loans assessed collectively for impairment, (i) the carrying value of all loans to a customer, when one loan to that customer is in default or has been renegotiated, excluding current residential mortgage loans, and (ii) if the defaulted or renegotiated loan is a residential mortgage loan, all loans to that customer.
6. NPL: Principal plus future interest of all loans with a payment 90 days or more past due. As of March 2025 and 2026, mortgage NPLs are as reported in the financial statements.
7. Past due loans: Total installments plus overdue credit lines with more than 90 days.
8. Expected loss ratio: Based on internal credit models and CMF guidelines.
9. UF Variation: Calculated using the variation of the Unidad de Fomento (UF) in the period.

58